UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2020

Commission File Number: 1-33659

COSAN LIMITED

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima, 4100, – 16th floor

São Paulo, SP 04538-132 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Cosan Limited

Interim consolidated financial statements

March 31, 2020

Cosan Limited

Interim consolidated financial statements

March 31, 2020

São Paulo Corporate Towers Av. Presidente Juscelino Kubitschek, 1.909 Vila Nova Conceição 04543-011 - São Paulo – SP - Brasil Tel: +55 11 2573-3000 ey.com.br

Independent Auditor’s Review Report on Interim Financial Information

To

Shareholders, Board of Director and Officers of

Cosan Limited

Bermuda

Introduction

We have reviewed the accompanying consolidated interim financial information of Cosan Limited (the “Company”) for the quarter ended March 31, 2020, which comprises the consolidated statement of financial position as of March 31, 2020 and the related consolidated statements of profit or loss, of comprehensive income, of changes in equity and of cash flows for the three month period then ended, including the explanatory notes.

Management is responsible for the preparation and presentation of this consolidated interim financial information in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on this consolidated interim financial information based on our review.

Scope of review

We conducted our review in accordance with International Standards on Review Engagements ISRE 2410 - Review of Interim Financial Information performed by the Independent Auditor of the Entity. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards of Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

São Paulo Corporate Towers Av. Presidente Juscelino Kubitschek, 1.909 Vila Nova Conceição 04543-011 - São Paulo – SP - Brasil Tel: +55 11 2573-3000 ey.com.br

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information, is not prepared, in all material respects, in accordance with IAS 34 – Interim Financial Reporting.

Other matters

Audit and review of the corresponding amounts

The audit of consolidated statement of financial position, as of December 31, 2019 and the review of consolidated interim financial information for the period ended March 31, 2019, presented for comparison purposes, originally prepared prior to the amendments as described in Note 24 regarding the period ended March 31, 2019, were conducted under the responsibility of another auditor, which issued audit and review reports without modification, dated May 28, 2020 and May 15, 2019, respectively.

São Paulo, June 04, 2020.

ERNST & YOUNG

Auditores Independentes S.S.

/s/ ERNST & YOUNG

Auditores Independentes S.S.

Consolidated statements of financial position

(In thousands of Brazilian Reais – R$)

	Note	March 31, 2020	December 31, 2019
Assets
Cash and cash equivalents	5.1	6,984,529	8,472,274
Marketable securities	5.2	2,169,425	3,115,503
Trade receivables	5.3	2,159,109	1,786,095
Derivative financial instruments	5.8	139,322	144,422
Inventories	7	872,990	787,322
Receivables from related parties	5.4	68,798	58,619
Income tax receivable		134,268	215,578
Other current tax receivable	6	1,033,090	950,246
Dividends receivable		44,301	23,252
Other financial assets		91,206	81,972
Other current assets		542,956	356,554

Total current assets		14,239,994	15,991,837
Trade receivables	5.3	24,387	28,299
Restricted cash	5.2	129,667	147,910
Deferred tax assets	13	1,669,363	1,607,566
Receivables from related parties	5.4	117,079	114,722
Income taxes receivable		225,945	168,089
Other non-current tax receivable	6	738,555	726,766
Judicial deposits	14	917,994	943,457
Other financial assets		2,771	69,791
Derivative financial instruments	5.8	8,113,967	3,679,988
Contract asset		690,780	600,541
Other non-current assets		249,315	245,716
Investments in associates	8.1	378,160	377,707
Investments in joint ventures	9	8,012,619	7,548,960
Property, plant and equipment	10.1	12,430,596	12,153,136
Intangible assets and goodwill	10.2	17,010,589	16,843,659
Right-of-use assets	10.3	4,439,867	4,469,730

Total non-current assets		55,151,654	49,726,037

Total assets		69,391,648	65,717,874

The accompanying notes are an integral part of these interim financial statements.

Consolidated statements of financial position

(In thousands of Brazilian Reais – R$)

	Note	March 31, 2020	December 31, 2019
Liabilities
Loans, borrowings and debentures	5.5	2,748,060	3,518,225
Leases	5.6	559,527	542,475
Derivative financial instruments	5.8	4,424	30,784
Trade payables	5.7	2,273,205	2,190,264
Employee benefits payables		260,677	381,337
Income tax payables		132,539	424,138
Other taxes payable	12	396,916	363,051
Dividends payable		203,105	214,104
Concessions payable	11	9,945	9,847
Payables to related parties	5.4	402,978	392,458
Deferred revenue		6,358	7,300
Other financial liabilities		430,860	543,879
Other current liabilities		304,729	299,349

Total current liabilities		7,733,323	8,917,211
Loans, borrowings and debentures	5.5	30,740,574	25,533,990
Leases	5.6	4,042,768	4,052,413
Preferred shareholders payable in subsidiaries		618,935	611,537
Derivative financial instruments	5.8	147,447	50,267
Other taxes payable	12	149,912	155,070
Provision for legal proceedings	14	1,354,135	1,354,171
Concessions payable	11	3,507,576	3,445,033
Post-employment benefits	22	708,050	705,003
Deferred tax liabilities	13	3,667,341	3,883,564
Deferred revenue		47,689	48,036
Other non-current liabilities		707,634	721,098

Total non-current liabilities		45,692,061	40,560,182

Total liabilities		53,425,384	49,477,393

Shareholders’ equity	15
Share capital		5,328	5,328
Additional paid-in capital		639,939	887,165
Accumulated other comprehensive loss		(1,330,236)	(805,471)
Retained earnings		5,314,843	5,314,843
Profit for the period		646,653	—

Equity attributable to:
Owners of the Company		5,276,527	5,401,865
Non-controlling interests	8.3	10,689,737	10,838,616

Total shareholders’ equity		15,966,264	16,240,481

Total shareholders’ equity and liabilities		69,391,648	65,717,874

The accompanying notes are an integral part of these interim financial statements.

Consolidated statement of profit or loss and other comprehensive income

(In thousands of Brazilian Reais – R$)

	Note	March 31, 2020	March 31, 2019 (Restated) [1]
Net sales	17	4,922,505	4,719,906
Cost of sales	18	(3,550,211)	(3,469,327)

Gross profit		1,372,294	1,250,579

Selling expenses	18	(288,605)	(264,130)
General and administrative expenses	18	(295,319)	(257,964)
Other expenses, net	19	(127,862)	(1,288)

Operating expenses		(711,786)	(523,382)

Profit before equity in earnings of investees, finance results and taxes		660,508	727,197

Interest in earnings of associates	8.1	3,241	(28,116)
Interest in earnings of joint ventures	9	191,344	303,833

Equity in earnings of investees		194,585	275,717
Finance expense		(2,227,634)	(804,034)
Finance income		470,447	126,416
Foreign exchange, net		(3,201,440)	(70,817)
Derivatives		4,574,228	229,045

Finance results, net	20	(384,399)	(519,390)
Profit before taxes		470,694	483,524

Income taxes	13
Current		(162,014)	(152,270)
Deferred		216,799	70,982

		54,785	(81,288)

Profit from continuing operations		525,479	402,236
Profit (loss) from discontinued operation, net of tax	24	—	(5,807)

Profit for the period		525,479	396,429

Other comprehensive income
Items that will not be reclassified to profit or loss
Actuarial loss on defined benefit plan		4	—

		4	—
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation effect		(179,610)	(33,094)
Loss on cash flow hedge in joint ventures		(155,634)	(179,877)
Changes in fair value of financial assets		—	10

		(335,244)	(212,961)
Other comprehensive loss, net of tax		(335,240)	(212,961)

Comprehensive income		190,239	189,275
Comprehensive loss - Discontinued operation		—	(5,807)

Total comprehensive income for the period		190,239	183,468

Profit attributable to:
Owners of the Company		646,653	190,216
Non-controlling interests		(121,174)	206,213

		525,479	396,429

Consolidated statement of profit or loss and other comprehensive income

(In thousands of Brazilian Reais – R$, except earnings per share)

	Note	March 31, 2020		March 31, 2019 (Restated) [1]
Total comprehensive income attributable to:
Owners of the Company			121,888		53,976
Non-controlling interests			68,351		129,492

			190,239		183,468
Earnings per share
Basic earnings per share	16	R$	2.9154	R$	0.8254
Diluted earnings per share	16	R$	2.8112	R$	0.7900
Earnings per share from continued operation
Basic earnings per share	16	R$	2.9154	R$	0.8506
Diluted earnings per share	16	R$	2.8112	R$	0.8142

The accompanying notes are an integral part of these consolidated interim financial statements.

¹	For details on this restated, see Note 24.

Consolidated statement of changes in equity

(In thousands of Brazilian Reais – R$)

	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity
At December 31, 2019	5,328	887,165	(805,471)	5,314,843	5,401,865	10,838,616	16,240,481
Net income for the period	—	—	—	646,653	646,653	(121,174)	525,479
Other comprehensive income (Note 15):
Loss on cash flow hedge in joint ventures	—	—	(99,580)	—	(99,580)	(56,054)	(155,634)
Foreign currency translation effects	—	—	(425,185)	—	(425,185)	245,575	(179,610)
Actuarial gain on defined benefit plan	—	—	—	—	—	4	4
Total comprehensive income for the period	—	—	(524,765)	646,653	121,888	68,351	190,239

Contributions by and distributions to owners of the Company:
Capital increase in subsidiary	—	—	—	—	—	6,666	6,666
Dividends—non-controlling interests	—	(515)	—	—	(515)	(343)	(858)
Dividends	—	—	—	—	—	(1,974)	(1,974)
Stock option exercised	—	717	—	—	717	365	1,082
Share-based payment transactions	—	15,330	—	—	15,330	3,464	18,794

Total contributions by and distributions to owners of the Company	—	15,532	—	—	15,532	8,178	23,710

Transactions with owners of the Company
Change of shareholding interest in subsidiary	—	(262,758)	—	—	(262,758)	(225,408)	(488,166)

Total transactions with shareholders	—	(262,758)	—	—	(262,758)	(225,408)	(488,166)

At March 31, 2020	5,328	639,939	(1,330,236)	5,961,496	5,276,527	10,689,737	15,966,264

The accompanying notes are an integral part of these consolidated interim financial statements.

Consolidated statement of changes in equity

(In thousands of Brazilian Reais – R$)

	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity
At December 31, 2018	5,328	3,112,274	(587,173)	4,083,974	6,614,403	11,354,953	17,969,356
Adjustment on initial application of IFRS 16, net of tax	—	—	—	(109,888)	(109,888)	(422,462)	(532,350)

At January 1, 2019	5,328	3,112,274	(587,173)	3,974,086	6,504,515	10,932,491	17,437,006
Net income for the period	—	—	—	190,216	190,216	206,213	396,429
Other comprehensive income:
Loss on cash flow hedge in joint ventures	—	—	(108,387)	—	(108,387)	(71,490)	(179,877)
Foreign currency translation effects	—	—	(27,859)	—	(27,859)	(5,235)	(33,094)
Change in fair value of financial assets	—	—	6	—	6	4	10

Total comprehensive income for the period	—	—	(136,240)	190,216	53,976	129,492	183,468
Contributions by and distributions to owners of the Company:
Dividends—non-controlling interests	—	(243)	—	—	(243)	243	—
Dividends	—	—	—	—	—	(1,762)	(1,762)
Treasury shares acquired	—	(473,456)	—	—	(473,456)	—	(473,456)
Share-based payment transactions	—	11,547	—	—	11,547	2,814	14,361
Total contributions by and distributions to owners of the Company	—	(462,152)	—	—	(462,152)	1,295	(460,857)

Transactions with owners of the Company
Change of shareholding interest in subsidiary	—	(440,989)	—	—	(440,989)	(624,849)	(1,065,838)

At March 31, 2019	5,328	2,209,133	(723,413)	4,164,302	5,655,350	10,438,429	16,093,779

The accompanying notes are an integral part of these consolidated interim financial statements.

Consolidated statement of cash flows

(In thousands of Brazilian Reais – R$)

	Note	March 31, 2020	March 31, 2019 (Restated) [1]
Cash flows from operating activities
Profit before taxes		470,694	483,524
Adjustments for:
Depreciation and amortization		563,126	561,972
Interest in earnings of associates	8.1	(3,241)	28,116
Interest in earnings of joint ventures	9	(191,344)	(303,833)
Loss on disposals assets		552	6,363
Share-based payment		19,314	14,831
Legal proceedings provision		25,993	45,728
Indexation charges, interest and exchange, net		395,257	563,856
Deferred revenue		(1,581)	(3,505)
Provisions for employee benefits		38,963	49,808
Allowance for doubtful accounts		8,879	2,124
Contractual obligations for sales of credit rights	19	68,311	—
Recovering tax credits	19	(11,676)	—
Other		(14,285)	(99,102)

		1,368,962	1,349,882
Changes in:
Trade receivables		(146,290)	(279,692)
Inventories		(46,374)	(24,815)
Other current tax, net		(53,839)	105,479
Income tax		(398,684)	(57,205)
Related parties, net		(35,873)	(111)
Trade payables		(50,169)	46,669
Employee benefits		(155,337)	(164,647)
Provision for legal proceedings		(22,016)	(20,292)
Other financial assets		(187,137)	(74,132)
Judicial deposits		15,333	(20,107)
Discontinued operation	24	—	4,899
Contractual obligations for sales of credit rights	19	(132,200)	—
Post-employment benefits		(10,903)	(8,893)
Concessions payable		—	(3,505)
Other assets and liabilities, net		(165,864)	(98,934)

		(1,389,353)	(595,286)
Net cash (used in) generated by operating activities		(20,391)	754,596

Cash flows from investing activities
Capital contribution in associates	8.1	(1,142)	(26,045)
Acquisition of subsidiary, net of cash acquired	8.2	(90,247)	—
Sales marketable securities, net		969,535	1,469,860
Restricted cash		24,854	(10,900)
Dividends received from associates		300	1,949
Dividends received from joint ventures		—	230,470
Other financial assets		4	—
Acquisition of property, plant and equipment, intangible assets, right-of-use assets and contract assets		(820,364)	(693,608)
Net cash from sale of discontinued operations	24	—	579
Cash received on sale of fixed assets, and intangible assets		—	28

Net cash used in investing activities		82,940	972,333

Consolidated statement of cash flows

(In thousands of Brazilian Reais – R$)

	Note	March 31, 2020	March 31, 2019 (Restated) [1]
Cash flows from financing activities
Loans, borrowings and debentures raised	5.5	1,008,903	3,027,460
Repayment of principal on loans, borrowings and debentures	5.5	(2,174,247)	(1,465,452)
Payment of interest on loans, borrowings and debentures	5.5	(631,123)	(466,321)
Payment of derivative financial instruments		—	(107,215)
Receipt of derivative financial instruments		511,166	106,529
Payment of principal on leases	5.6	(53,993)	(58,087)
Payment of interest on leases	5.6	(110,808)	(39,917)
Equity contribution from non-controlling interest	8.1	75,000	434,000
Equity contribution from shareholders interest	8.3	6,666	—
Related parties	8.2	(17,063)	—
Payments to redeem entity’s shares		(290,772)	(473,456)
Acquisition of non-controlling interests	8.1	(269,977)	(1,627,773)
Dividends paid		(1,213)	(2,668)
Receipts of consideration assets	8.1	65,478	—
Discontinued operation	24	—	(6,249)

Net cash used in financing activities		(1,881,983)	(679,149)

(Decrease) increase in cash and cash equivalents		(1,819,434)	1,047,780

Cash and cash equivalents at beginning of period		8,472,274	3,621,798

Effect of exchange rate fluctuations on cash held		331,689	(8,019)

Cash and cash equivalents at end of period		6,984,529	4,661,559

Additional information
Income tax paid		385,821	46,037

The accompanying notes are an integral part of these interim financial statements.

1	For details on this restated, see Note 24.

Non-cash transaction

i.

At the Cosan Logística subsidiary, provision was made for social security tax assets related to the recovery of credits on the salary limit for contributions on behalf of third parties and taxation of the co-participation expenses of health plans, food vouchers and transportation vouchers, in the amount of R$12,874, of the of which R$11,676 (Note 19) are recorded under the heading “Recovering tax credits” and R$1,198 as “Interest, monetary and exchange variations, net.”

In addition to the acquisition of assets with payment in installments in the amount of R$18,464 on March 31, 2020 (R$7,798 on March 31, 2019).

Consolidated statement of cash flows

(In thousands of Brazilian Reais – R$)

ii.	Acquisition of assets for construction of the distribution network with payment in installments in the amount of R$28,517.

iii.	Capital contribution in the subsidiary Payly Soluções de Payments S.A. (“Payly”) in the amount of R$10,000, through the capitalization of reimbursable expenses.

iv.	Recognition of interest on equity decided by the Raízen Combustíveis S.A. in the amount of R$19,000.

v.	Recognition of contractual obligations for sales of credit rights, in the amount of R$68,311 (Note 19).

Disclosure of interest and dividends

The Company discloses the dividends and interest on shareholders’ equity received as cash flow from investing activities, with the purpose of avoiding distortions in its cash flows from operation activities.

Interest received or paid is classified as cash flow from financing activities, as it is considered to refer to the costs of obtaining financial resources.

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

1	Operations

Cosan Limited (“Cosan”) was incorporated in Bermuda on April 30, 2007. Cosan’s class A common shares are traded on the New York Stock Exchange, or “NYSE,” (ticker—CZZ). Mr. Rubens Ometto Silveira Mello is the ultimate controlling shareholder of Cosan. Cosan controls its subsidiaries Cosan S.A. and Cosan Logística S.A. (“Cosan Logística”) through a 66.28% and 73.49% interest, respectively. Cosan, Cosan S.A., Cosan Logística and its subsidiaries are collectively referred to as the “Company.”

On January 14, 2020, the subsidiary Cosan S.A. contributed to the share capital of our wholly owned subsidiary Compass Gás e Energia S.A. (“Compass Gás e Energia”), formerly known as Distribuidora de Gás Participações S.A., the totality of the shares we held in Companhia de Gás de São Paulo – COMGÁS, or “Comgás,” (i.e., 103,699,333 common shares and 27,682,044 preferred shares), equivalent to 99.15% of the total share capital of Comgás, for an amount of R$2,861,936. As the parties to the transaction are under common control transaction, there are no effects on the consolidated financial statements. The investment in Comgás was derecognized by Cosan S.A. and the investment in Compass Gás e Energia for the same amount was recognized.

On January 30, 2020, we acquired, through our subsidiary Comercializadora de Gás S.A., control of Compass Comercializadora de Energia Ltda., Compass Geração Ltda. and Compass Energia Ltda. for an amount equivalent to R$95,000 (Note 8.2). The purpose of the investment is to enter the electricity and natural gas trading business. On March 9, 2020, we announced the creation of “Compass Gás e Energia,” our new gas and power business segment. Compass Gás e Energia is the newest entity in our group. It was created to provide gas and energy solutions in Brazil. We believe that the natural gas and energy markets are undergoing transformation and integration globally, but that this process is still in its early stages in Brazil. Through Compass, we are endeavoring to meet the increasingly demanding needs of our customers for tailor-made solutions in gas and energy. In doing so, we are focusing on four pillars: (1) infrastructure which brings natural gas from the pre-salt offshore reserves and international markets into Brazil; (2) a distribution system relying on Brazil’s largest distributor of piped natural gas, i.e., Comgás; (3) energy generation by converting natural gas into electricity; and (4) trading of gas and electricity to power industries and businesses.

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Cybersecurity Incident

On March 11, 2020, the Company, its subsidiaries, jointly controlled and affiliated companies were subject to a ransomware cyberattack that caused a partial and temporary interruption of its operations. The affected entities within our group implemented their contingency plans, continued operating partially during the cyberattack, and have been progressively reconnecting their operating systems since the attack.

Following the incident, we have taken certain additional preventative measures to reduce cyber risks, including engaging a company to carry out a forensic analysis of the cyberattack we suffered, which affected the data center located at our Shared Service Center as well as user desktops and laptops connected to our network. Based on the experience and tools of the company we engaged, interviews with our information technology personnel and technical evidence present in the environment, we identified a number of servers to be examined in more detail. Although the entrance vector of the cyber-attack could not be identified, the process and characteristics of the cyber-attack could be satisfactorily identified. We believe this will assist us in reviewing our information technology systems to prevent further cyber-attacks.

As of April 30, 2020, we have spent approximately R$7,000 in connection with the abovementioned cyber-attack, including with respect to prevention, detection, response and management costs, deployment of additional cyber-security technologies and engaging third-party experts.

Covid-19

On March 11, 2020, the World Health Organization officially declared this Covid-19 outbreak a pandemic. Our business has been and will continue to be adversely affected by the coronavirus pandemic and, as a consequence, some of our businesses decided to suspend the guidance for 2020.

The Company implemented a contingency plan with the objective of preserving the health and integrity of its employees and partners, in addition to ensuring the safety and continuity of operations considered essential activities, as it is a strategic input in hospitals, safety, food and energy.

Despite the measures taken to curb the progress of Covid-19 and the aid measures announced by governments worldwide, including the Brazilian government, to date, we cannot

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

predict the extent, duration and impacts of these containment measures or the results of aid measures in the countries where we operate and / or sell our products. Based on the information available, the main assessments and, where applicable, the main effects of the Covid-19 pandemic on our results of operations are:

a)	Government assistance measures

Several measures of economic and financial assistance were introduced by the federal entities, with the objective of assisting companies in mitigating the effects of the pandemic, with emphasis on the following, which were adopted by the companies of the Group:

i.

Ordinance of the Ministry of Economy No. 139 and No. 150 postponed the term for collecting the following federal taxes, due to the COVID-19 pandemic. The (a) Social contributions due by employers and domestic employers related to March and April, 2020 should be paid in August and October, 2020, respectively; and (b) PIS/PASEP and COFINS contributions regarding March and April, 2020 were also postponed to August and October, 2020, respectively.

ii.

Provisional Measure No. 927. Provisional Measure No. 927 suspended the enforceability of the FGTS payments by employers concerning March, April and May of 2020, with maturity in April, May and June, respectively, which can be paid as from July in up to six installments.

iii.

Provisional Measure No. 932. The Provisional Measure No. 932 reduces, until June 30, 2020, the rates of contributions to autonomous social services. The reductions were different for each entity that belongs to autonomous social services, varying from 0.05% to 1.25%.

iv.

Federal Decree No. 10,305. The Federal Decree No. 10,305 reduces to zero the tax on financial transactions (Imposto sobre Operações Financeiras), or “IOF,” applicable to credit transactions contracted between April 3 and July 3, 2020.

v.

Ordinance of the Ministry of Economy No. 201. Ordinance No. 201 extended the maturity date of the monthly installments related to the installment programs administered by the Special Secretariat of the Federal Revenue of Brazil (Receita Federal do Brasil), or “RFB,” and by the National Treasury Attorney’s Office (Procuradoria-Geral da Fazenda Nacional), or “PGFN.” As a result, the installments due in May, June and July 2020 are extended until the last business day of August, October and December 2020, respectively.

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

vi.	Commitment signed between Comgás and the Government of the State of São Paulo to maintain the supply of gas to defaulting customers until May 31, 2020.

b)	Impact on interim financial statements

The Company ended the period ended March 31, 2020 with cash of R$6,984,529, positive net working capital of R$ 6,506,671 and a profit of R$ 525,479 million.

In order to preventively reinforce the liquidity level during this period of high volatility, in March and April 2020, financing lines were contracted and used with financial institutions in the amount of R$ 4,150,272, without any financial covenant clauses. Considering the current level of liquidity, the additional initiatives mentioned above, other lines of credit under negotiation and the prospects for the short and medium term, the Company does not foresee a material concern of its operational and financial capacity that could affect the Company’s continuity.

Our covenants are assessed monthly for our need to generate sufficient cash flows to meet indebtedness and our ability to meet the covenants contained in the contracts that govern our indebtedness. As of March 31, 2020, the Company’s leverage (gross debt / pro forma EBITDA) was 2.3x (2.3x as of December 31, 2019). As of March 31, 2020, the Company and its subsidiaries have been complying with all restrictive financial clauses.

Amid high market volatility, the Company believes that, at that moment, there will be a shift in cash flow between the months with circulation restrictions for the following months. Additionally, considering the low level of interest rates in Brazil and in the locations of our subsidiaries, we believe that despite the short-term fluctuations in some macroeconomic assumptions due to the impacts of the Covid-19 pandemic, our weighted average cost of capital should not change materials.

The Company assessed the circumstances that could indicate the impairment of its non-financial assets and concluded that there were no changes in the circumstances that would indicate an impairment loss. Therefore, the main long-term

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

assumptions applied in the preparation of the cash flow models remain unchanged for the assessment of the impairment analysis. As a conclusion, it was verified that the discounted cash flows when compared to the book value of each segment, would result in a recoverable value higher than the book value. Our tax recovery projections are based on the same scenarios and assumptions above.

Losses due to the non-recoverability of financial assets were calculated based on the credit risk analysis, which includes the history of losses, the individual situation of customers, the situation of the economic group to which they belong, the real guarantees for debts and macroeconomic indicators, and is considered, on March 31, 2020, sufficient to cover possible losses on the amounts receivable, in addition to a prospective assessment that takes into account the change or expected change in economic factors that affect the expected credit losses, which will be determined based on weighted probabilities and measured at an amount equal to the expected credit loss for life.

The maximum exposure to the Company’s credit risk, net of losses due to the non-recoverability of financial assets, is the value of accounts receivable. The credit quality of accounts receivable falling due is considered adequate, and the amount of the effective risk of possible losses in accounts receivable from customers is presented as losses due to the non-recoverability of financial assets. Other counterparty credit risks for cash and cash equivalents, marketable securities, restricted cash and derivative financial instruments are determined by rating agencies widely accepted by the market. Balances are allocated to institutions with a minimum grade of “A.” As of March 31, 2020, there was no deterioration in credit risk in these counterparties.

The Company will continue, throughout 2020, its constant monitoring of the market seeking to identify any deterioration, significant drop in demand from the sectors in which we operate, relevant changes in the economy or financial market that lead to an increase in the perception of credit risk on accounts a receive from customers. Eventual changes that deteriorate the economic and business environment, if manifested at a greater intensity than anticipated in the scenarios evaluated by the Company, may result in an additional expected credit loss recognition.

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Inventories are valued based on the loweer of the historical acquisition or production cost and the net realizable value. The Company uses the estimated sale price in the normal course of business to estimate the net realizable value, therefore, a decline in the level of activity in the domestic or international markets in which the Company operates, as a result of the Covid-19 pandemic and measures to contain it, can affect the demand and price of these products and have an adverse effect on the realizable value of inventories. As our inventories are substantially comprised of lubricants, basic oil and materials for the construction of gas pipelines that are products that are not valid or have a long duration, we have identified any additional indicators of impairment.

At Raízen, the decline in prices, mainly for ethanol in Brazil and Oil products in Argentina, impacted both by the drop in consumption caused by social isolation and by the reduction in international prices, resulted in the recognition of a provision for loss of R$99,623 in March 31, 2020.

To date, there have been no changes in the scope of the Company’s leases, no adjustments to the right of use, including adding or terminating the right to use one or more underlying assets, or extending or reducing the term of the contractual lease. We also believe that there has been no change in the consideration for the leases that we are both lessees and lessors.

2	Statement of compliance

The consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). They do not include all the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual consolidated financial statements as at and for the period ended March 31, 2020.

These interim financial statements were prepared following the basis of preparation and accounting policies consistent with those adopted in the preparation of the financial statements of December 31, 2019 and should be read together.

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

The information in the explanatory notes that have not undergone significant changes compared to December 31, 2019 has not been fully presented in this quarterly information.

On December 2, 2019, Cosan S.A. sold its shares in Cosan Biomassa S.A. to Raízen Energia S.A. The comparative consolidated statement of profit or loss and statements of cash flows have been restated to show the discontinued operation separately from continuing operations (See Note 24).

These consolidated financial statements were authorized for issue by the Board of Directors on May 29, 2020.

3	Accounting policies

These interim consolidated financial statements were prepared based on the preparation basis and accounting policies consistent with those adopted in the preparation of the financial statements as of December 31, 2019.

4	Segment information

The following segment information is used by Cosan’s senior management (the “Chief Operating Decision Maker”) to assess the performance of the operating segments and to make decisions with regards to the allocation of resources. This information is prepared on a basis consistent with the accounting policies used in the preparation of the interim consolidated financial statements. Cosan evaluates the performance of its operating segments based on the measure of Earnings Before Interest Tax, Depreciation and Amortization (“EBITDA”).

Reported segments:

i.

Raízen Energia: production and marketing of a variety of products derived from sugar cane, including raw sugar (Very High Polarization, or “VHP”), anhydrous and hydrated ethanol, and activities related to energy cogeneration from sugarcane bagasse. In addition, this segment holds interests in companies engaged in research and development on new technology.

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

ii.

Raízen Combustíveis: distribution and marketing of fuels, mainly through a franchised network of service stations under the “Shell” brand throughout Brazil, petroleum refining, the operation of fuel resellers, a convenience store business, the manufacture and sale of automotive and industrial lubricants, and the production and sale of liquefied petroleum gas throughout Argentina;

iii.

Gas and Energy: its main activities are: (i) distribution of piped natural gas in part of the state of São Paulo to customers in the industrial, residential, commercial, automotive and cogeneration sectors; (ii) commercialization in electricity and natural gas; (iii) infrastructure in the regasification terminal and offshore gas pipeline; (iv) Thermal generation and natural gas.

iv.	Logistics: logistics services for rail transportation, storage and port loading of commodities, mainly for grains and sugar, leasing of locomotives, wagons and another railway equipment;

v.

Moove: production and distribution of lubricants under the Mobil brand in Brazil, Argentina, Bolivia, Uruguay, Paraguay, the United States of America and Europe, as well as in the European and Asian markets under the “Comma” trademark and corporate activities; and

Reconciliation:

i.

Cosan Corporate: digital wallet platform and other investments, in addition to the corporate activities of the Company. The Cosan corporate segment includes the financing subsidiaries for the Cosan group.

Although, Raízen Energia and Raízen Combustíveis are equity accounted joint ventures and are no longer proportionally consolidated, senior management continues to review segment information. A reconciliation of these segments is presented in the column “Deconsolidated effects.”

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	March 31, 2020

	Reported segments						Reconciliation			Consolidated
	Raízen Energia	Raízen Combustíveis		Gas and Energy	Moove	Logistics	Cosan Corporate	Deconsolidated effects	Segment elimination
		Brazil	Argentina
Statement of profit or loss:
Gross sales	9,455,018	21,610,931	4,187,768	3,098,875	1,313,842	1,498,350	98	(35,253,717)	(7,662)	5,903,503
Domestic market (i)	4,910,943	21,610,931	4,187,768	3,098,875	1,260,713	1,256,778	98	(30,709,642)	(7,662)	5,608,802
External market (i)	4,544,075	—	—	—	53,129	241,572	—	(4,544,075)	—	294,701
Net sales	8,995,333	20,537,673	2,986,452	2,475,345	1,031,167	1,423,563	92	(32,519,458)	(7,662)	4,922,505
Cost of sales	(8,179,782)	(19,744,529)	(2,732,934)	(1,680,462)	(804,738)	(1,071,168)	(1,505)	30,657,245	7,662	(3,550,211)
Gross profit	815,551	793,144	253,518	794,883	226,429	352,396	(1,414)	(1,862,213)	—	1,372,294
Selling expenses	(209,245)	(368,841)	(190,759)	(158,828)	(119,623)	(9,152)	(1,002)	768,845	—	(288,605)
General and administrative expenses	(144,462)	(127,058)	(37,248)	(85,668)	(46,670)	(98,435)	(64,546)	308,768	—	(295,319)
Other income (expenses), net	269,821	113,046	24,485	10,688	28,341	(91,903)	(74,988)	(407,352)	—	(127,862)
Interest in earnings of associates	—	(13,310)	—	4	—	2,420	468,721	13,310	(467,904)	3,241
Interest in earnings of joint ventures	(4,338)	449	—	—	—	—	191,344	3,889	—	191,344
Finance results, net	(336,010)	(165,145)	(51,673)	(595)	(39,040)	(530,666)	185,902	552,828	—	(384,399)
Finance expense	(228,080)	(278,501)	(23,775)	(89,481)	(8,112)	(1,340,112)	(789,929)	530,356	—	(2,227,634)
Finance income	97,332	75,158	7,491	206,133	9,987	36,443	217,884	(179,981)	—	470,447
Foreign exchange, net	(608,211)	(2,879,339)	(30,724)	(151,280)	(74,013)	(1,575,764)	(1,400,383)	3,518,274	—	(3,201,440)
Derivatives	402,949	2,917,537	(4,665)	34,033	33,098	2,348,767	2,158,330	(3,315,821)	—	4,574,228
Income tax (expense)benefit	(109,232)	(96,560)	(11,633)	(182,896)	(13,612)	98,831	152,462	217,425	—	54,785

Profit for the period	282,085	135,725	(13,310)	377,588	35,825	(276,509)	856,479	(404,500)	(467,904)	525,479
Profit (loss) attributable to:
Owners of the Company	244,384	137,284	(13,310)	372,196	25,286	(59,046)	865,602	(368,358)	(557,385)	646,653
Non-controlling interests	37,701	(1,559)	—	5,392	10,539	(217,463)	(9,123)	(36,142)	89,481	(121,174)

	282,085	135,725	(13,310)	377,588	35,825	(276,509)	856,479	(404,500)	(467,904)	525,479
Other select data
Depreciation and amortization	1,197,519	78,221	142,584	116,762	23,468	419,184	3,712	(1,418,324)	—	563,126
EBITDA	1,924,846	475,651	192,580	677,841	111,945	574,510	521,827	(2,593,077)	(467,904)	1,418,219
Additions to PP&E, intangible and Contracts assets	1,068,310	74,922	87,372	250,758	3,140	561,094	5,372	(1,230,604)	—	820,364
Reconciliation of EBITDA
Profit (loss) for the period	282,085	135,725	(13,310)	377,588	35,825	(276,509)	856,479	(404,500)	(467,904)	525,479
Income tax and (expense) benefit	109,232	96,560	11,633	182,896	13,612	(98,831)	(152,462)	(217,425)	—	(54,785)
Finance results, net	336,010	165,145	51,673	595	39,040	530,666	(185,902)	(552,828)	—	384,399
Depreciation and amortization	1,197,519	78,221	142,584	116,762	23,468	419,184	3,712	(1,418,324)	—	563,126

EBITDA	1,924,846	475,651	192,580	677,841	111,945	574,510	521,827	(2,593,077)	(467,904)	1,418,219

(i)	Domestic markets: sales within the countries where each entity is located; external markets: sales export.

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	March 31, 2019 (Restated)

	Reported segments						Reconciliation			Consolidated
	Raízen Energia	Raízen Combustíveis		Gas and Energy	Moove	Logistics	Cosan Corporate	Deconsolidated effects	Segment elimination
		Brazil	Argentina
Statement of profit or loss:
Gross sales	7,560,998	21,073,405	4,390,694	2,607,433	1,282,348	1,722,438	—	(33,025,097)	(9,432)	5,602,787
Domestic market (i)	5,749,207	21,073,405	4,390,694	2,607,433	1,234,640	1,722,438	—	(31,213,306)	(9,432)	5,555,079
External market (i)	1,811,791	—	—	—	47,708	—	—	(1,811,791)	—	47,708
Net sales	7,120,028	20,033,141	3,128,122	2,060,052	1,034,341	1,634,946	(1)	(30,281,291)	(9,432)	4,719,906
Cost of sales	(6,651,275)	(19,120,447)	(2,779,020)	(1,498,927)	(826,358)	(1,153,474)	—	28,550,742	9,432	(3,469,327)
Gross profit	468,753	912,694	349,102	561,125	207,983	481,472	(1)	(1,730,549)	—	1,250,579
Selling expenses	(235,450)	(342,945)	(163,613)	(149,238)	(112,024)	(2,843)	(25)	742,008	—	(264,130)
General and administrative expenses	(124,437)	(130,697)	(31,874)	(83,607)	(37,643)	(83,226)	(53,488)	287,008	—	(257,964)
Other income (expenses), net	48,030	260,632	20,006	3,469	1,038	(21,527)	15,732	(328,668)	—	(1,288)
Interest in earnings of associates	—	110,742	—	—	1,725	4,750	362,640	(110,742)	(397,231)	(28,116)
Interest in earnings of joint ventures	4,689	1	—	—	—	—	303,833	(4,690)	—	303,833
Finance results, net	(155,050)	33,868	(104,908)	(52,477)	(3,118)	(324,445)	(139,350)	226,090	—	(519,390)
Finance expense	(316,305)	(176,802)	(17,291)	(99,040)	(10,703)	(435,118)	(259,173)	510,398	—	(804,034)
Finance income	125,371	61,695	5,273	46,634	3,509	41,876	34,397	(192,339)	—	126,416
Foreign exchange, net	26,488	58,706	(92,890)	(3,316)	(9,252)	(26,945)	(31,304)	7,696	—	(70,817)
Derivatives	9,396	90,269	—	3,245	13,328	95,742	116,730	(99,665)	—	229,045
Income tax (expense)benefit	6,890	(225,469)	42,029	(99,332)	(15,371)	(27,811)	61,226	176,550	—	(81,288)

Profit (loss) from continuing operations	13,425	618,826	110,742	179,940	42,590	26,370	550,567	(742,993)	(397,231)	402,236
Loss from discontinued operations	—	—	—	—	—	—	(5,807)	—	—	(5,807)
Profit (loss) attributable to:
Owners of the Company	12,645	598,014	110,742	159,830	29,389	5,084	541,164	(721,401)	(545,252)	190,215
Non-controlling interests	780	20,812	—	20,110	13,201	21,286	3,596	(21,592)	148,021	206,214

	13,425	618,826	110,742	179,940	42,590	26,370	544,760	(742,993)	(397,231)	396,429
Other select data
Depreciation and amortization	728,597	83,315	102,530	115,395	20,480	422,455	3,642	(914,442)	—	561,972
EBITDA	890,182	893,742	276,151	447,144	81,559	801,081	626,526	(2,060,075)	(397,231)	1,559,079
Additions to PP&E, intangible and Contracts assets	1,078,021	72,995	18,480	146,182	3,282	542,608	1,536	(1,169,496)	—	693,608
Reconciliation of EBITDA
Profit (loss) for the period	13,425	618,826	110,742	179,940	42,590	26,370	550,567	(742,993)	(397,231)	402,236
Income tax and (expense) benefit	(6,890)	225,469	(42,029)	99,332	15,371	27,811	(61,226)	(176,550)	—	81,288
Finance results, net	155,050	(33,868)	104,908	52,477	3,118	324,445	139,350	(226,090)	—	519,390
Depreciation and amortization	728,597	83,315	102,530	115,395	20,480	422,455	3,642	(914,442)	—	561,972

EBITDA	890,182	893,742	276,151	447,144	81,559	801,081	632,333	(2,060,075)	(397,231)	1,564,886

(i)	Domestic markets: sales within the countries where each entity is located; external markets: sales export.

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	March 31, 2020
	Reported segments						Reconciliation			Consolidated
	Raízen Energia	Raízen Combustíveis		Gas and Energy	Moove	Logístics	Cosan Corporate	Deconsolidated effects	Segment elimination
		Brazil	Argentina
Statement of financial position:
Cash and cash equivalents	6,473,747	1,490,528	676,530	817,312	754,271	3,176,949	2,235,997	(8,640,805)	—	6,984,529
Marketable securities	—	—	—	293,584	73,758	336,239	1,465,844	—	—	2,169,425
Trade receivables	1,166,380	1,790,591	340,366	1,156,515	511,918	515,036	27	(3,297,337)	—	2,183,496
Derivative financial instruments	6,218,392	3,721,880	—	581,254	29,921	3,971,929	3,670,185	(9,940,272)	—	8,253,289
Inventories	1,318,242	2,356,347	1,768,740	113,475	495,584	263,807	124	(5,443,329)	—	872,990
Other financial assets	472,875	—	—	—	71,887	—	22,090	(472,875)	—	93,977
Other current assets	4,843,335	2,851,807	1,322,784	163,837	210,816	570,220	1,663,011	(9,017,926)	(948,155)	1,659,729
Other non-current assets	5,051,880	4,018,985	142,690	920,541	253,426	2,773,827	1,292,384	(9,213,555)	(337,797)	4,902,381
Investments in associates	—	3,364,405	356	28	214	49,245	13,667,642	(3,364,761)	(13,338,969)	378,160
Investments in joint ventures	586,202	739,008	—	—	—	—	8,012,619	(1,325,210)	—	8,012,619
Biological assets	897,315	—	—	—	—	—	—	(897,315)	—	—
Property, plant and equipment	12,672,041	2,544,606	4,121,641	63	327,606	12,027,768	75,159	(19,338,288)	—	12,430,596
Intangible assets and goodwill	3,618,231	2,547,536	10,809	8,402,879	1,246,608	7,339,735	21,367	(6,176,576)	—	17,010,589
Right-of-use assets	4,390,329	138,262	570,804	9,271	39,978	4,354,704	35,914	(5,099,395)	—	4,439,867
Loans, borrowings and debentures	(16,862,550)	(7,149,708)	(1,311,384)	(5,351,535)	(760,983)	(14,838,285)	(12,537,831)	25,323,642	—	(33,488,634)
Derivative financial instruments	(5,342,135)	(197,117)	(5,105)	(34,748)	(4,424)	—	(112,699)	5,544,357	—	(151,871)
Trade payables	(6,110,835)	(2,757,074)	(1,359,106)	(1,206,149)	(611,233)	(452,565)	(3,258)	10,227,015	—	(2,273,205)
Employee benefits payable	(446,377)	(113,057)	(68,068)	(48,574)	(44,423)	(147,004)	(20,676)	627,502	—	(260,677)
Preferred shareholders payable in subsidiaries	—	—	—	—	—	—	(618,935)	—	—	(618,935)
Leases	(3,737,662)	(145,492)	(528,594)	(10,061)	(44,890)	(4,508,791)	(38,553)	4,411,748	—	(4,602,295)
Other current liabilities	(2,756,105)	(4,076,518)	(1,408,754)	(414,482)	(264,151)	(547,856)	(1,128,631)	8,241,377	467,690	(1,887,430)
Other non-current liabilities	(1,931,963)	(5,188,695)	(908,948)	(2,055,943)	(512,093)	(6,536,908)	(1,855,651)	8,029,606	818,258	(10,142,337)

Total assets (net of liabilities) allocated by segment	10,521,342	5,936,294	3,364,761	3,337,267	1,773,790	8,348,050	15,846,129	(19,822,397)	(13,338,973)	15,966,263

Total assets	47,708,969	25,563,955	8,954,720	12,458,759	4,015,987	35,379,459	32,162,363	(82,227,644)	(14,624,921)	69,391,647

Shareholders’ equity attributable to:
Equity attributable to owners of the Company	10,414,654	5,677,266	3,364,761	3,278,001	1,235,513	1,689,758	5,276,527	(19,456,681)	(6,203,273)	5,276,526
Non-controlling interests	106,688	259,028	—	59,266	538,277	6,658,292	10,569,602	(365,716)	(7,135,700)	10,689,737

Total shareholders’ equity	10,521,342	5,936,294	3,364,761	3,337,267	1,773,790	8,348,050	15,846,129	(19,822,397)	(13,338,973)	15,966,263

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2019
	Reported segments						Reconciliation
	Raízen Energia	Raízen Combustíveis		Gas and Energy	Moove	Logistics	Cosan Corporate	Deconsolidated effects	Segment elimination	Consolidated
		Brazil	Argentina
Statement of financial position:
Cash and cash equivalents	2,715,055	1,036,151	266,309	1,083,410	610,605	1,963,018	4,815,241	(4,017,515)	—	8,472,274
Marketable securities	—	—	—	200,233	43,856	1,751,853	1,119,561	—	—	3,115,503
Trade receivables	1,135,079	2,455,365	442,204	987,397	427,714	399,249	34	(4,032,648)	—	1,814,394
Derivative financial instruments	2,139,240	911,874	5,165	374,730	17,005	1,624,023	1,808,652	(3,056,279)	—	3,824,410
Inventories	4,592,428	3,007,893	1,099,632	89,586	449,211	248,456	69	(8,699,953)	—	787,322
Other financial assets	602,542	—	—	—	134,636	—	17,127	(602,542)	—	151,763
Other current assets	7,125,332	4,026,776	882,624	315,744	165,070	604,988	1,307,714	(12,034,732)	(789,267)	1,604,249
Other non-current assets	4,196,166	4,231,350	62,869	685,264	156,622	2,638,286	1,562,821	(8,490,385)	(488,227)	4,554,766
Investments in associates	—	2,612,576	276	—	365	52,012	12,760,443	(2,612,852)	(12,435,113)	377,707
Investments in joint ventures	577,008	727,936	—	—	—	—	7,548,960	(1,304,944)	—	7,548,960
Biological assets	734,495	—	—	—	—	—	—	(734,495)	—	—
Property, plant and equipment	11,342,326	2,595,878	3,304,040	—	310,007	11,770,168	72,961	(17,242,244)	—	12,153,136
Intangible assets and goodwill	3,666,186	2,548,927	9,637	8,291,608	1,161,426	7,375,033	15,592	(6,224,750)	—	16,843,659
Right-of-use assets	4,017,503	97,374	476,251	10,128	22,592	4,410,952	26,058	(4,591,128)	—	4,469,730
Loans, borrowings and debentures	(15,653,705)	(5,745,735)	(912,807)	(5,244,942)	(670,263)	(11,720,477)	(11,416,533)	22,312,247	—	(29,052,215)
Derivative financial instruments	(1,422,923)	(325,018)	—	—	(1,801)	(482)	(78,768)	1,747,941	—	(81,051)
Trade payables	(5,101,474)	(2,568,885)	(943,789)	(1,154,206)	(515,759)	(513,325)	(6,974)	8,614,148	—	(2,190,264)
Employee benefits payable	(360,414)	(77,692)	(48,752)	(59,928)	(70,068)	(216,685)	(34,656)	486,858	—	(381,337)
Preferred shareholders payable in subsidiaries	—	—	—	—	—	—	(611,537)	—	—	(611,537)
Leases	(3,504,501)	(103,807)	(439,860)	(10,843)	(27,431)	(4,529,139)	(27,475)	4,048,168	—	(4,594,888)
Other current liabilities	(4,317,609)	(5,859,807)	(856,185)	(683,555)	(217,706)	(711,305)	(1,113,182)	11,033,601	471,622	(2,254,126)
Other non-current liabilities	(2,046,961)	(4,492,725)	(734,762)	(1,998,107)	(408,385)	(6,531,054)	(2,180,300)	7,274,448	805,872	(10,311,974)

Total assets (net of liabilities) allocated by segment	10,435,773	5,078,431	2,612,852	2,886,519	1,587,696	8,615,571	15,585,808	(18,127,056)	(12,435,113)	16,240,481

Total assets	42,843,360	24,252,100	6,549,007	12,038,100	3,499,109	32,838,038	31,055,233	(73,644,467)	(13,712,607)	65,717,873

Equity attributable to owners of the Company	10,358,052	4,808,076	2,612,852	2,861,954	1,107,137	1,746,668	5,401,865	(17,778,980)	(5,715,758)	5,401,866
Non-controlling interests	77,721	270,355	—	24,565	480,559	6,868,903	10,183,943	(348,076)	(6,719,355)	10,838,615

Total shareholders’ equity	10,435,773	5,078,431	2,612,852	2,886,519	1,587,696	8,615,571	15,585,808	(18,127,056)	(12,435,113)	16,240,481

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

4.1	Net sales by segment

	March 31, 2020	March 31, 2019 (Restated)
Reported segment
Raízen Energia
Ethanol	3,669,801	2,950,545
Sugar	2,302,881	1,581,597
Gas	824,047	623,530
Diesel	1,512,534	1,199,276
Cogeneration	667,281	735,880
Other	18,789	29,200

	8,995,333	7,120,028
Raízen Combustíveis
Fuels	23,240,477	22,773,876
Other	283,648	387,387

	23,524,125	23,161,263
Gas and Energy
Natural gas
Industrial	1,487,813	1,388,407
Residential	311,140	210,928
Cogeneration	94,195	103,523
Automotive	76,296	79,969
Commercial	126,311	103,927
Construction revenue	197,221	159,936
Other	13,594	13,362
Electricity trading	168,775	—

	2,475,345	2,060,052
Moove
Finished goods	953,350	936,818
Basic oil	51,394	90,757
Services	26,423	6,766

	1,031,167	1,034,341
Logistics
North operations	1,084,961	1,240,003
South operations	267,879	328,422
Container operations	70,723	66,521

	1,423,563	1,634,946
Reconciliation
Cosan Corporate	92	(1)

Deconsolidated effects and eliminations	(32,527,120)	(30,290,723)

Total	4,922,505	4,719,906

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

5	Financial assets and liabilities

The carrying amount of financial assets and financial liabilities are as follows:

	Note	March 31, 2020	December 31, 2019
Assets
Fair value through profit or loss
Cash and cash equivalents	5.1	1,629,857	3,279,170
Marketable securities	5.2	2,169,425	3,115,503
Other financial assets		93,977	134,637
Derivate financial instruments	5.8	8,253,289	3,824,410

		12,146,548	10,353,720
Amortized cost
Cash and cash equivalents	5.1	5,354,672	5,193,104
Trade receivables	5.3	2,183,496	1,814,394
Restricted cash	5.2	129,667	147,910
Receivables from related parties	5.4	185,877	173,341
Dividends receivable		44,301	23,252

		7,898,013	7,352,001

Total assets		20,044,561	17,705,721

	Note	March 31, 2020	December 31, 2019
Liabilities
Amortized cost
Loans, borrowings and debentures	5.5	12,156,614	12,682,049
Leases	5.6	4,602,295	4,594,888
Trade payables	5.7	2,273,205	2,190,264
Other financial liabilities		430,860	543,879
Payables to related parties	5.4	402,978	392,458
Preferred shareholders payable in subsidiaries		618,935	611,537
Dividends payable		203,105	214,104
Tax installments—REFIS	12	204,791	213,360

		20,892,783	21,442,539
Fair value through profit or loss
Loans, borrowings and debentures	5.5	21,332,020	16,370,166
Contingent consideration payable		202,261	184,370
Derivative financial instruments	5.8	151,871	81,051

		21,686,152	16,635,587

Total liabilities		42,578,935	38,078,126

5.1	Cash and cash equivalents

	March 31, 2020	December 31, 2019
Cash and bank accounts	611,143	364,151
Savings account	1,160,154	885,740
Financial investments	5,213,232	7,222,383

	6,984,529	8,472,274

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Financial investments are composed as follows:

	March 31, 2020	December 31, 2019
Investment fund
Repurchase agreements	1,109,502	2,799,706
Bank certificate of deposits—CDB	520,355	479,464

	1,629,857	3,279,170
Bank investments
Repurchase agreements	—	1,400,735
Bank certificate of deposits—CDB	3,560,757	2,339,058
Other	22,618	203,420

	3,583,375	3,943,213

	5,213,232	7,222,383

The Company’s onshore financial investments are remunerated at rates around 97% of the Brazilian interbank offering rate (Certificado de Depósito Interbancário), or “CDI,” at March 31, 2020 (100% of CDI in 2019) and offshore financial investments are remunerated at rates around 100% of Fed Funds. The sensitivity analysis on interest rate risks is in Note 21.

5.2	Marketable securities and restricted cash

	March 31, 2020	December 31, 2019
Marketable securities
Government security (i)	2,055,711	2,719,630
Bank certificate of deposit—CDB	68,829	125,413
Repurchase agreements	44,885	270,460

	2,169,425	3,115,503

Restricted cash
Investments linked to loans	68,649	86,681
Securities pledged as collateral	61,018	61,229

	129,667	147,910

(i)	Government securities have stated interest connected to Special System for Settlement and Custody (Sistema Especial de Liquidação e de Custódia), or “SELIC”.

5.3	Trade receivables

	March 31, 2020	December 31, 2019
Domestic – Local currency	2,238,860	1,874,400
Export – Foreign currency	74,234	60,401

	2,313,094	1,934,801
Expected credit losses	(129,598)	(120,407)

	2,183,496	1,814,394

Current	2,159,109	1,786,095
Non-current	24,387	28,299

	2,183,496	1,814,394

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

5.4	Related parties

a)	Summary of balances to related parties

	March 31, 2020	December 31, 2019
Current asset
Corporate operation / Agreements
Raízen Energia S.A. (i)	61,022	50,296
Aguassanta Participações S.A.	538	444
Raízen Combustíveis S.A. (i)	6,782	7,588
Other	456	291

Total current assets	68,798	58,619
Non-current assets
Corporate operation / Agreements
Raízen Combustíveis S.A. (i)	38,767	36,410

	38,767	36,410

Preferred shares
Raízen Energia S.A. (i)	78,304	78,304
Janus Brasil Participações S.A	8	8

Total non-current assets	78,312	78,312

Total assets	117,079	114,722

	March 31, 2020	December 31, 2019
Current liabilities
Corporate operations / agreements
Raízen Energia S.A. (i)	282,643	262,612
Raízen Combustíveis S.A. (i)	118,724	127,773
Radar Propriedades Agrícolas S.A.	—	150
Other	1,611	1,923

Total liabilities	402,978	392,458

(i)

Current and non-current assets receivable from Raízen Energia and Raízen Combustíveis are, primarily, tax credits which will be reimbursed to the Company when realized. The preferred shares are used to Raízen reimburse Cosan, with preferential dividends, when the net operating loss is consumed in Raízen.

Current liabilities represent reimburse to Raízen Energia and Raízen Combustíveis related to expenses regarding legal disputes and other liabilities, generated before the formation of joint ventures, which are responsibility of Cosan S.A.

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

b) Related party transactions

	March 31, 2020	March 31, 2019 (Restatement)
Product sales
Raízen Energia S.A.	110,833	107,803
Raízen Combustíveis S.A	43,106	49,785
Other	268	3,939

	154,207	161,527
Purchase of goods / inputs
Raízen Energia S.A.	(14)	(31)
Raízen Combustíveis S.A	(250,897)	(278,333)

	(250,911)	(278,364)
Discontinued operation
Raízen Energia S.A	—	(166)

	—	(166)
Shared expense
Raízen Energia S.A.	(23,436)	(19,034)

	(23,436)	(19,034)
Financial result
Raízen Combustíveis S.A	2,067	1,368
Other	—	(71)

	2,067	1,297

Total	(118,073)	(134,740)

c) Officers’ and directors’ compensation

The Company has a compensation policy approved by the Board of Directors. Compensation of the Company’s key management personnel includes salaries, non-cash benefits and contributions to a post-employment defined benefit plan.

	March 31, 2020	March 31, 2019
Short-term benefits to officers and directors	18,108	23,273
Share-based payment transactions	4,939	2,534
Post-employment benefits	216	169

	23,263	25,976

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

5.5	Loans, borrowings and debentures

	Interest
Description	Index	Annual interest rate	March 31, 2020	December 31, 2019	Maturity	Objective
With guarantee
BNDES	URTJLP	7.42%	2,048,571	2,213,704	Dec-29	Expansion project
	Fixed	5.39%	787,326	834,039	Jan-25	Expansion project
	TJ462	7.89%	101,188	144,573	Oct-20	Investment
	Selic	5.52%	51,998	73,540	Oct-20	Investment
	Selic	5.68%	48,819	52,031	Jun-23	Investment
	TJLP	7.09%	77,224	83,174	Jun-23	Investment
	TJLP	5.09%	1,549	1,667	Jun-23	Investment
	Selic	5.51%	745	1,118	Sep-20	Expansion project
	Fixed	3.50%	1,339	1,426	Jan-24	Expansion project
	IPCA	10.79%	1,578	1,528	Nov-21	Expansion project
	URTJLP	7.35%	3,476	4,952	Mar-22	Expansion project
Export credit agreement (ECA)	Euribor + 0.58%	0.58%	95,957	79,528	Sep-26	Investment
EIB	U.S.$	3.88%	41,451	31,770	Jun-20	Investment
	U.S.$	2.94%	18,982	29,081	Sep-20	Investment
	U.S.$ + LIBOR	2.46%	93,761	71,129	May-21	Investment
	U.S.$ + LIBOR	1.35%	87,515	89,336	Sep-21	Investment

			3,461,479	3,712,596

Without guarantee
Foreign loans	GBP + Libor	1.61%	129,572	106,643	Dec-21	Acquisition
	GBP + Libor	2.36%	228,116	186,604	Dec-22	Acquisition
	GBP + Libor	2.14%	162,569	150,253	Jul-21	Acquisition
	Fixed	1.16%	3,946	3,561	Mar-22	Investment
NCE	CDI + 0,80%	4.48%	503,293	512,078	Dec-23	Working capital
	CDI + 1,03%	2.92%	80,192	—	Feb-23	Working capital
	CDI + 3,05%	6.81%	200,259	—	Mar-21	Working capital
	CDI + 3,15%	6.91%	448,033	—	Mar-21	Working capital
Perpetual Notes	U.S.$	8.25%	2,632,113	2,040,752	Nov-40	Acquisition
Resolution 4131	U.S.$	4.79%	27,877	20,688	Oct-20	Working capital
	U.S.$ + Libor	2.90%	—	81,107	Feb-20	Working capital
	U.S.$	3.67%	430,045	313,493	May-23	Working capital
	U.S.$	1.36%	494,927	217,537	Nov-22	Working capital
Senior Notes Due 2023	U.S.$	5.00%	571,561	438,985	Mar-23	Acquisition
Senior Notes Due 2027	U.S.$	7.00%	4,215,787	3,234,647	Jan-27	Acquisition
Senior Notes Due 2024	U.S.$	7.38%	4,754,702	3,318,895	Feb-24	Acquisition
Senior Notes Due 2024	U.S.$	5.95%	1,240,096	903,636	Sep-24	Acquisition
Senior Notes Due 2025	U.S.$	5.88%	3,087,079	2,182,089	Jan-25	Acquisition
Senior Notes Due 2029	Fixed	5.50%	3,878,276	3,071,052	Sep-29	Acquisition
Guaranteed account	122% of CDI	4.58%	2,428	—	Aug-20	Working capital
	125.5% of CDI	5.53%	—	740	Jan-20	Working capital
Prepayment	U.S.$+Libor	4.87%	51,994	—	Mar-21	Working capital
	100% Libor	2.71%	104,350	80,932	Nov-21	Working capital
	100% Libor 0,76%	2.72%	52,559	40,474	Oct-20	Working capital
Debentures	IGPM + 6,10%	10.55%	249,706	240,900	May-28	Working capital
	IPCA + 5.57%	8.58%	104,508	108,133	Sep-20	Working capital
	IPCA + 7.14%	10.19%	327,828	318,412	Dec-20	Working capital
	IPCA + 7.48%	10.54%	294,965	286,271	Dec-22	Working capital
	IPCA + 7.36%	10.42%	97,205	94,367	Dec-25	Working capital
	IPCA + 5.87%	8.89%	844,451	859,996	Dec-23	Working capital
	IPCA + 4.33%	7.30%	441,795	431,817	Oct-24	Working capital
	IPCA + 4.68%	7.66%	549,105	570,098	Feb-26	Working capital
	IPCA + 4.50%	7.48%	639,596	668,034	Feb-29	Working capital
	IPCA + 3,90%	6.86%	915,255	895,249	Oct-29	Working capital
	IPCA + 4,00%	6.96%	224,423	219,466	Oct-29	Working capital
	106 % of CDI	4.67%	—	1,727,459	Feb-21	Acquisition (i)
	100% CDI + 0,50%	4.17%	2,038,546	2,015,251	Oct-22	Working capital

			30,027,157	25,339,619

Total			33,488,636	29,052,215

Current			2,748,060	3,518,225

Non-current			30,740,574	25,533,990

(i)

On December 20, 2019, Cosan S.A. announced a tender offer with an optional early redemption of the debentures from its second issuance of non-convertible, single series, unsecured debentures issued in February 28, 2019 and due on February 28, 2021. The optional early full redemption took place on January 16, 2020. Cosan S.A. redeemed debentures in aggregate amount of R$1,735,203.

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

The Company used the annual average rate of the CDI of 3.75% and Brazilian long-term interest rate (taxa de juros de longo prazo), or “TJLP,” of 5.09%.

Non-current borrowings are scheduled to fall due as follows:

	March 31, 2020	December 31, 2019
13 to 24 months	1,747,771	1,813,849
25 to 36 months	3,894,674	3,240,861
37 to 48 months	6,529,181	2,294,198
49 to 60 months	5,034,888	5,032,388
61 to 72 months	368,074	2,520,671
73 to 84 months	4,710,040	456,983
85 to 96 months	677,031	3,821,149
Thereafter	7,778,915	6,353,891

	30,740,574	25,533,990

The carrying amounts of loans, borrowings and debentures are denominated in the following currencies:

	March 31, 2020	December 31, 2019
Brazilian reais (R$)	11,085,402	12,360,022
U.S. dollar (U.S.$)	21,783,072	16,165,604
British pound (GBP)	520,257	443,500
Euro (EUR)	99,903	83,089

	33,488,634	29,052,215

Below are the movements that occurred for the period ended March 31, 2020:

At December 31, 2019	29,052,215
Raised	1,008,903
Amortization of principal	(2,174,247)
Payment of interest	(631,123)
Interest, exchange rate and fair value	6,232,888

March 31, 2020	33,488,636

a) Guarantees

Some financing agreements with the Brazilian National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or “BNDES,” of the subsidiaries Comgás and Rumo, are guaranteed by bank guarantee, or by real guarantees (assets) and escrow account. On March 31, 2020, the balance of bank guarantees contracted was R$475,764 and R$2,737,558 with an average cost of 0.99% p.a. and 0.87% p.a., respectively (R$532,558 and R$1,387,627 as of December 31, 2019).

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

b) Available credit line

As of March 31, 2020 and on December 31, 2019, the subsidiary Rumo S.A. had available credit lines from BNDES, which were not used, in the total amount of R$1,946,194.

At March 31, 2020 and on December 31, 2019, the subsidiary Cosan S.A. had available credit lines from financial institutions AA, which were not used, in the total amount of R$501,000.

The use of these credit lines is subject to certain contractual conditions.

c) Financial covenants

Under the terms of the major borrowing facilities, the Company and its subsidiaries are required to comply with the following financial covenants:

Debt	Triggers	Ratios
Debenture 3rd Issue—Comgás	Net debt / EBITDA cannot exceed 4.00	1.39
	Short-term indebtedness / Total indebtedness cannot exceed 0.6	0.17
Debenture 4th Issue—Comgás	Net debt / EBITDA cannot exceed 4.00	1.39
	Short-term indebtedness / Total indebtedness cannot exceed 0.6	0.17
Debenture 5th Issue—Comgás	Net debt / EBITDA cannot exceed 4.00	1.39
Debenture 6th Issue—Comgás	Net debt / EBITDA cannot exceed 4.00	1.39
Debenture 7th Issue—Comgás	Net debt / EBITDA cannot exceed 4.00	1.39
Debenture 8th Issue—Comgás	Net debt / EBITDA cannot exceed 4.00	1.39
Senior Notes 2027—Cosan S.A.	Net debt (i) / EBITDA not higher than or equal to 3.5	1.73
Senior Notes Due 2024 – Cosan Limited	Net debt (i) / EBITDA not higher than or equal to 3.5	2.3
Senior Notes Due 2029 – Cosan Limited	Net debt (i) / EBITDA not higher than or equal to 3.5	2.3
Senior Notes Due 2024 – Rumo	Net debt / EBITDA not higher than or equal to 3.3	2.13
Senior Notes Due 2025—Rumo	Net debt / EBITDA not higher than or equal to 3.3	2.13
BNDES – Rumo	Net Debt / EBITDA not higher than or equal 3.3x in December 2020	2.13
BNDES – Rumo	EBITDA / Consolidated Financial Result not lower than or equal 2.0x in December 2020	12.11

(i)	Net debt and EBITDA pro forma, including joint ventures numbers.
(ii)

Net debt consists of current and non-current debt (including preferred shareholders payable in subsidiaries), net of cash and cash equivalents, marketable securities and derivatives on debt recorded in our consolidated financial statements as other non-current assets. Net debt is a non-GAAP measure.

(iii)	The effects of initial recognition of IFRS 16 are not part of triggers measures for financial covenants purposes.

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

For the other loans, borrowings and debentures of the Company there are no financial clauses.

As of March 31, 2020, the Company and its subsidiaries were in compliance with all restrictive financial clauses.

d) Fair value and exposure to financial risk

The fair value of the loans is based on the discounted cash flow using its implicit discount rate. They are classified as a level 2 fair value in the hierarchy (Note 5.9) due to the use of unobservable data, including own credit risk.

The details of the Company’s exposure to risks arising from loans are shown in Note 21.

5.6	Leases

The balance sheet shows the following amounts relating to leases:

	Finance leases	Operating leases	Total
At January 1, 2020	429,591	4,165,297	4,594,888
Recognition of interest	15,857	138,519	154,376
Transfer of liabilities (i)	—	(29,894)	(29,894)
Payment of principal	(25,336)	(28,657)	(53,993)
Payment of interest	(15,701)	(95,107)	(110,808)
Contracts monetary correction	—	47,726	47,726

At March 31, 2020	404,411	4,197,884	4,602,295

Current	94,284	465,243	559,527
Non-current	310,127	3,732,641	4,042,768

	404,411	4,197,884	4,602,295

(i)	Transfer of parcels under litigation to lease and concessions (Note 11).

The lease agreements have varying expirations, with last due to expire in June 2043. The amounts are adjusted annually for inflation rates (General Market Price Index (Índice Geral de Preços – Mercado), or “IGP-M,” or Extended National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or “IPCA”) or may incur interest based on the TJLP) or CDI and some contracts have renewal or purchase options that were considered in determining the classification as lease.

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

In addition to the amortization and appropriation of interest and exchange variation highlighted in the previous tables, the following impacts on income during the period ended March 31, 2020 were recorded for other lease agreements that were not included in the measurement of lease liabilities:

March 31, 2020
Variable lease payments not included in the measurement of lease liabilities	5,701
Expenses relating to short-term leases	162
Expenses relating to leases of low-value assets, excluding short-term leases of low-value assets	10,965

16,828

Additional Information

The Company, in full compliance with the rules, in measuring and remeasuring its lease liabilities and the right to use, proceeded to discount the present value of future lease installments without projecting the projected future inflation in the installments to be discounted.

The incremental interest rate (nominal) used by the Company and its subsidiaries was determined based on the interest rates to which the Company has access, adjusted to the Brazilian market and the terms of its contracts. Rates between 10.9% and 14.2% were used, according to the term of each contract.

5.7	Trade payables

The carrying amounts of trade and other payables are the same as their fair values, due to their short-term nature.

	March 31, 2020	December 31, 2019
Materials and service suppliers	1,422,313	1,356,978
Natural gas suppliers	826,952	815,798
Other	23,940	17,488

	2,273,205	2,190,264

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

5.8	Derivative financial instruments

To protect the Company’s exposure to risk were are using observable data such as quoted prices in active markets, or discounted cash flow based on market curves, and the consolidated data are presented below:

	Notional		Fair value
	March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019
Fuel derivative agreements
Forward agreements	13,422	—	(4,424)	—
Energy derivative agreements
Forward agreements	201,817	—	35,400	—
Exchange rate derivatives
Forward agreements	—	1,542,535	—	(30,784)
Interest rate and exchange rate risk
Swap agreements (interest rate)	1,296,459	2,633,796	570,816	692,642
Swap agreements (exchange and interest rate)	13,364,082	10,888,474	7,499,626	3,081,501

	14,660,541	13,522,270	8,070,442	3,774,143
Total financial instruments			8,101,418	3,743,359

Assets			8,253,289	3,824,410

Liabilities			(151,871)	(81,051)

Debt derivative financial instruments are used only for economic hedge purposes and not as speculative investments.

Fair value hedge

Currently the Company has adopted the hedge accounting of fair value for some its operations that both the hedging instruments and the hedged items are accounted for at fair value through profit or loss.

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

The effects of the foreign currency-related hedging instruments and interest rate swaps on the Company’s financial position and performance are as follows:

		Book value		Accumulated fair value adjustment
	Notional	March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019
Loans, financing and debentures
Designated items
Debenture 3rd issue—3rd series (Comgás)	79,299	(104,657)	(108,356)	(11,122)	(14,822)
Debenture 5th issue—single series (Comgás)	684,501	(852,510)	(868,618)	(74,002)	(90,110)
Senior notes 2023 (Cosan S.A.)	519,870	(571,561)	(438,985)	(169,187)	(99,541)
Senior notes 2024 (Rumo S.A.)	3,899,025	(4,754,702)	(3,318,895)	(1,555,863)	(471,159)
Senior notes 2025 (Rumo S.A.)	2,599,350	(3,087,079)	(2,182,089)	(965,774)	(295,208)
Senior notes 2024 (Cosan Limited)	1,039,740	(1,240,096)	(903,636)	(24,850)	(865,908)

Total debt	8,821,785	(10,610,605)	(7,820,579)	(2,800,798)	(1,836,748)
Derivative financial instruments
Hedge instruments
Debenture 3rd issue swaps—3rd series (Comgás)	(79,299)	22,114	24,842	2,781	5,510
Debenture 5th issue swaps—single series (Comgás)	(684,501)	153,529	175,262	66,850	88,583
Senior swaps notes 2023 (Cosan S.A.)	(519,870)	392,170	227,315	158,333	128,357
Senior swaps notes 2024 (Rumo S.A.)	(3,899,025)	2,359,865	989,022	1,398,777	340,264
Senior swaps notes 2025 (Rumo S.A.)	(2,599,350)	1,362,634	479,481	883,988	201,679
Senior swaps notes 2024 (Cosan Limited)	(1,039,740)	454,532	154,523	309,726	805,312

Derivative total	(8,821,785)	4,744,844	2,050,445	2,820,455	1,569,705

Total	—	(5,865,761)	(5,770,134)	19,657	(267,043)

There is an economic relationship between the hedged item and the hedge instrument, since the terms of the interest rate and exchange rate swap correspond to the terms of the fixed rate loan, that is, notional amount, term and payment. The Company established a 1: 1 hedge ratio for hedging relationships, since the underlying risk of the interest rate and exchange rate swap is identical to the hedged risk component. To test the effectiveness of the hedge, the Company uses the discounted cash flow method and compares the changes in the fair value of the hedge instrument with the changes in the fair value of the hedged item attributable to the hedged risk.

5.9	Recognized fair value measurements

The market value of the Senior Notes are listed on the Luxembourg Stock Exchange (Note 5.5) is based on their quoted market price are as follows:

	Company	March 31, 2020	December 31, 2019
Senior notes 2023	Cosan S.A	94.12%	101.46%
Senior notes 2024	Rumo S.A	99.74%	107.90%
Senior notes 2024	Cosan Limited	96.48%	105.18%
Senior notes 2025	Rumo S.A	93.90%	107.27%
Senior notes 2027	Cosan S.A	94.12%	109.18%
Senior notes 2029	Cosan Limited	80.15%	104.48%
Perpetual notes	Cosan S.A	90.47%	104.06%

All of the resulting fair value estimates are included in level 2 except for a contingent consideration payable where the fair values have been determined based on present values and the discount rates used were adjusted for counterparty or own credit risk.

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

The carrying amounts and fair value of financial assets and financial liabilities are as follows:

				Assets and liabilities measured at fair value
		Carrying amount		March 31, 2020			December 31, 2019
	Note	March 31, 2020	December 31, 2019	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Investment funds	5.1	1,629,857	3,279,170	—	1,629,857	—	—	3,279,170	—
Marketable securities	5.2	2,169,425	3,115,503	—	2,169,425	—	—	3,115,503	—
Other financial assets		93,977	134,637	93,977	—	—	134,637	—	—
Derivate financial instruments	5.8	8,253,289	3,824,410	—	8,253,289	—	—	3,824,410	—

Total		12,146,548	10,353,720	93,977	12,052,571	—	134,637	10,219,083	—

Liabilities
Loans, borrowings and debentures	5.5	(21,332,020)	(16,370,166)	—	(21,332,020)	—	—	(16,370,166)	—
Consideration payable (i)		(202,261)	(184,370)	—	(193,290)	(8,971)	—	(158,275)	(26,095)
Derivative financial instruments	5.8	(151,871)	(81,051)	—	(151,871)	—	—	(81,051)	—

Total		(21,686,152)	(16,635,587)	—	(21,677,181)	(8,971)	—	(16,609,492)	(26,095)

(i)

Composed of: (i) consideration payable related to the intangible asset of the contract with ExxonMobil in the amount of R$193,290 (level 2); and (ii) variable contingent consideration payable of R$8,971 (level 3), which considers the present value of the expected payment discounted, using a risk-adjusted discount rate. The expected payment is determined considering the most likely scenario of revenue and projected EBITDA, which, in turn, determine the cash generation capacity. Significant unobservable inputs are the expected annual growth rate of revenue, the expected EBITDA margin and the 9.41% risk-adjusted discount rate.

6	Other tax receivables

	March 31, 2020	December 31, 2019
COFINS-Revenue tax	721,109	706,165
ICMS-State VAT	636,834	602,127
ICMS CIAP-State VAT	135,137	141,514
PIS-Revenue tax	180,768	150,099
Credit installment	41,737	41,516
Other	56,060	35,591

	1,771,645	1,677,012
Current	1,033,090	950,246

Non-current	738,555	726,766

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

7	Inventories

	March 31, 2020	December 31, 2019
Finished goods	499,810	457,447
Spare parts and accessories	243,517	236,347
Raw material for construction process	91,848	55,347
Warehouse and other	33,992	31,287
Fuels and lubricants	3,823	6,894

	872,990	787,322

8	Investments in associates

8.1	Investments in subsidiaries and associates

Cosan’s subsidiaries are listed below:

	March 31, 2020	December 31, 2019
Directly owned subsidiaries
Cosan Logística S.A.	73.49%	73.49%
Cosan S.A. (i)	66.28%	64.59%
Cosan Limited Partners Brasil Consultoria Ltda.	60.00%	60.00%
Sinlog Tecnologia em Logística S.A. (ii)	64.52%	47.62%
Interest of Cosan S.A. in its subsidiaries
Comgás	—	99.15%
Compass Gás e Energia (iii)	99.14%	100.00%
Cosan Lubes Investments Limited (CLI) (iv)	70.00%	70.00%
Cosan Cayman II Limited	100.00%	100.00%
Cosan Global Limited	100.00%	100.00%
Cosan Investimentos e Participações S.A.	100.00%	100.00%
Cosan Luxembourg S.A. (v)	100.00%	100.00%
Cosan Overseas Limited	100.00%	100.00%
Pasadena Empreendimentos e Participações S.A.	100.00%	100.00%
Payly Soluções de Pagamentos S.A.	75.00%	75.00%
Rumo S.A.	1.71%	1.71%
Cosan Logística S.A.	0.10%	0.10%
Interest of Cosan Lubes Investments Limited in its subsidiaries
Cosan Cinco S.A.	100.00%	100.00%
Cosan Lubrificantes e Especialidades S.A.	100.00%	100.00%
Moove Lubricants Limited	100.00%	100.00%
Stanbridge Group Limited	100.00%	100.00%
Wessesx Petroleum Limited	100.00%	100.00%
Airport Energy Limited	100.00%	100.00%
Airport Energy Services Limited	100.00%	100.00%
Cosan Lubrificantes S.R.L.	100.00%	100.00%
Lubrigrupo II - Comércio e Distribuição de Lubrificantes S.A.	100.00%	100.00%
Commercial Lubricants Moove Corp	100.00%	100.00%
Cosan Paraguay S.A.	100.00%	100.00%
Cosan US, Inc.	100.00%	100.00%
Ilha Terminal Distribuição de Produtos Químicos	100.00%	100.00%

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	March 31, 2020	December 31, 2019
Zip Lube S.A.	100.00%	100.00%
TTA – SAS Techniques et Technologie Appliquées	75.00%	75.00%

Interest of Cosan Logística S.A. in its subsidiaries
Rumo S.A.	28.47%	28.47%
Rumo Malha Oeste S.A.	28.47%	28.47%
Rumo Malha Paulista S.A.	28.47%	28.47%
Rumo Malha Sul S.A.	28.47%	28.47%
Rumo Malha Norte S.A.	28.40%	28.40%
Rumo Malha Central S.A.	28.47%	28.47%
Elevações Portuárias S.A.	28.47%	28.47%
Logispot Armazéns Gerais S.A.	14.52%	14.52%
Rumo Luxembourg Sarl	28.47%	28.47%
Rumo Intermodal S.A.	28.47%	28.47%
Boswells S.A.	28.47%	28.47%
ALL Argentina S.A.	28.47%	28.47%
Paranaguá S.A.	28.47%	28.47%
ALL Armazéns Gerais Ltda.	28.47%	28.47%
Portofer Ltda.	28.47%	28.47%
ALL Mesopotâmica S.A.	20.09%	20.09%
ALL Central S.A.	20.94%	20.94%
Servicios de Inversión Logística Integrales S.A	28.47%	28.47%
Brado Logística e Participações S.A.	17.71%	17.71%
Brado Logística S.A.	17.71%	17.71%

(i)

For the period ended March 31, 2020, the Company increased its interest in the subsidiary Cosan S.A. due to the acquisition of 3,827,200 shares in the amount of R$269,977. As a consequence, it generated a loss in equity recognized in the total amount of R$291,982.

(ii)	On March 31, 2020 the Company increased its participation, generating a loss in equity recognized in the total amount of R$943.

(iii)

On January 30, 2020, a capital increase was made at Compass Gás e Energia, through the subscription of 6,222,650 registered shares in favor of non-controlling shareholders, totaling a total amount of R$ 75,000 (equivalent to 0.86% of the share capital of Compass Gás e Energia). As a result, there was a gain of R$ 44,569 in the interest in the subsidiary Cosan S.A., and consequently a reflex effect on the Company’s equity of R$ 28,787.

(iv)

On March 31, 2020, Cosan Lubes Investments Limited (“CLI”) received R$65,482 due to the satisfaction of conditions precedent on December 31, 2019, as a result and pursuant to the terms of the investment agreement between the CLI and CVC Fund VII (“CVC”).

(v)	Management concluded that there are no material uncertainties that put the subsidiaries’ operational continuity in doubt. Despite presenting on March 31, 2020

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

a combined investment amount with an unsecured liability of R$342,119, as shown below, no events or conditions were identified that, individually or collectively, could raise significant doubts as to the ability to maintain their continuity operational. The subsidiaries have the financial support of the Company.

Set out below are the associates as at March 31, 2020 which are material to the Company:

	Shares issued by the associate	Shares held by Cosan	Cosan ownership interest	Economic benefit (%)
Radar II Propriedades Agrícolas S.A.	81,440,222	24,920,708	51.00%	3.00%
Radar Propriedades Agrícolas S.A.	1,735,703	531,125	51.00%	2.51%
Tellus Brasil Participações S.A.	120,920,492	61,359,624	50.74%	5.00%
Janus Brasil Participações S.A.	136,928,272	69,361,678	50.77%	5.00%

	At January 1, 2020	Interest in earnings of subsidiaries	Other comprehensive income	Dividends	Increase of capital	Other	At March 31, 2020
Tellus Brasil Participações S.A.	102,342	701	—	—	—	—	103,043
Janus Brasil Participações S.A.	126,087	(609)	—	—	1,132	—	126,610
Radar Propriedades Agrícolas S.A	59,861	286	—	—	—	—	60,147
Radar II Propriedades Agrícolas S.A	31,976	219	—	—	—	—	32,195
Other	57,441	2,644	1,301	(5,189)	10	(42)	56,165

	377,707	3,241	1,301	(5,189)	1,142	(42)	378,160

8.2	Acquisition of subsidiaries

On January 30, 2020, the subsidiary Cosan completed the acquisition of 100% of the capital of the following companies:

Acquired name	Description of the operation
Compass Comercializadora de Energia Ltda	Commercialization of natural gas and electricity
Compass Geração Ltda	Commercialization of natural gas and electricity
Compass Energia Ltda	No operation
Black River Participações Ltda	No operation

The acquisition aims to reinforce the strategy of expansion and consolidation of the gas and energy operation, which tends to grow significantly. Of the companies mentioned above, Black River was acquired only for its only asset, the investment in Compass Comercializadora.

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

The fair value on the acquisition date of the consideration transferred from the three combined businesses totaled R$ 95,000 with cash payment, without additional installments (fixed or variable).

The balances of the acquired entities are substantially composed of assets and liabilities measured at fair value and, therefore, no adjustment should be made.

a) Identifiable assets acquired and liabilities assumed

The fair value of the assets and liabilities acquired is shown below:

	Compass Comercializadora	Compass Geração	Compass Energia	Total
Cash and cash equivalents	48	5	1	54
Marketable securities	4,491	172	36	4,699
Accounts receivable	12,384	149,162	—	161,546
Advances from suppliers	15	—	—	15
Other taxes recoverable	134	—	31	165
Derivative financial instruments	1,377	—	—	1,377
Investments in subsidiaries	9	28	—	37
Fixed assets	69	—	—	69
Trade accounts payable	(13,585)	(83,670)	—	(97,255)
Other taxes payable	—	(55)	—	(55)
Other payables	(97)	(412)	—	(509)
Other financial liabilities	—	(47,735)	—	(47,735)
Dividends payable	—	(508)	—	(508)
Payable to related parties	—	(17,063)	—	(17,063)
Deferred income tax and social contribution	(468)	—	—	(468)

Total identifiable assets, net	4,377	(76)	69	4,369

b) Preliminary goodwill

The fair value on the date of acquisition of goodwill consisted of the following:

Total
Total net assets acquired and liabilities assumed at fair value	4,369
Consideration transferred (i)	95,000

Preliminary goodwill	90,631

(i)	Effect of consideration transferred net of acquired cash R$90,247.

Information obtained about facts and circumstances existing on the acquisition date may result in adjustments to the allocation of goodwill. The goodwill of R$90,631 comprises the amount of future economic benefits from the acquisition.

If the acquired subsidiaries had been consolidated since January 1, 2020, the consolidated statement of income for the year ended March 31, 2020, would have net income of R$3,595,051 and profit of R$117,610.

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

8.3	Non-controlling interests in subsidiaries

Set out below is summarized financial information for each subsidiary that has non-controlling interests that are material to the group. The amounts disclosed for each subsidiary are before inter-company elimination.

	Shares issued by the subsidiary	Shares held by non-controlling shareholders	Non-controlling interest
Compass Gás e Energia	628,487,690	5,402,779	0.85%
Comgás	132,520,587	1,124,363	0.85%
Logispot	2,040,816	1,000,000	49.00%
Rumo	1,559,015,898	1,115,164,072	71.53%
Brado Participações	12,962,963	4,897,407	37.78%
Rumo Malha Norte	1,189,412,363	3,144,187	0.26%
Cosan Lubes	34,963,764	10,489,129	30.00%
Cosan S.A.	394,210,000	132,924,458	33.72%
Cosan Logística S.A.	463,224,241	122,800,746	26.51%
Payly	44,861,170	11,215,293	25.00%
Sinlog Tecnologia em Logística S.A.	21,000	10,000	35.48%
TTA	10,521	2,630	25.00%

The following table summarizes the information relating to each of the Company’s subsidiaries that has material non-controlling interests, before any intra-group elimination.

	At January 1, 2020	Interest in earnings of subsidiaries	Sales or purchase of interests	Other comprehensive income	Dividends	Capital increase	Other	At March 31, 2020
Cosan S.A.	3,604,875	74,055	(255,849)	137,527	—	—	1,735	3,558,462
Cosan Logística S.A.	630,185	(21,304)	10	472	—	—	303	609,666
Comgás	24,569	3,056	—	—	(1,145)	—	9	26,489
Compass Gás e Energia	—	2,337	30,431	—	—	—	9	32,777
Cosan Lubes	470,497	10,836	—	44,531	—	—	—	525,864
Rumo S.A.	6,058,973	(191,661)	—	4,470	(529)	—	2,426	5,877,560
Logispot Armazéns	34,218	92	—	—	(300)	—	—	34,010
Other	15,299	1,415	—	2,525	—	6,666	(996)	24,909

	10,838,616	(121,174)	(225,408)	189,525	(1,974)	6,666	3,486	10,689,737

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

9	Investments in joint ventures

Changes to investments in joint ventures were as follows:

	Raízen Combustíveis S.A.	Raízen Energia S.A.	Total
Shares issued by the joint venture	1,661,418,472	7,243,283,198
Shares held by Cosan	830,709,236	3,621,641,599
Cosan ownership interest	50%	50%
Interest in earnings of joint ventures as at March 31, 2019	298,258	5,575	303,833
At January 1, 2020	3,212,601	4,336,359	7,548,960

Interest in earnings of joint ventures	69,516	121,828	191,344
Other comprehensive (losses) income	385,320	(93,588)	291,732
Interest on capital (i)	(19,000)	—	(19,000)
Dividends	—	(417)	(417)

At March 31, 2020	3,648,437	4,364,182	8,012,619

(i)	Amount proposed but not paid in the period.

The statement of financial position and statement of profit or loss of the joint ventures are disclosed in Note 4 – Segment information.

As of March 31, 2020, the Company was in compliance with the convenants of the contracts that govern the respective joint ventures.

10	Property, plant and equipment, intangible assets, goodwill and right-of-use assets

10.1	Property, plant and equipment

a)	Reconciliation of carrying amount

	Land, buildings and improvements	Machinery, equipment and facilities	Railcars and locomotives (i)	Permanent railways	Construction in progress	Other	Total
Cost
At December 31, 2019	1,186,365	1,163,862	6,000,272	6,724,322	1,509,025	434,555	17,018,401
Additions	32	629	2,338	1,913	580,812	721	586,445
Business combinations	—	69	—	—	—	—	69
Disposals	—	(328)	(20,294)	—	—	(1,937)	(22,559)
Transfers	10,734	14,594	106,140	133,488	(275,499)	7,113	(3,430)
Effect of exchange rate fluctuations	13,641	20,887	—	—	279	11,779	46,586

At March 31, 2020	1,210,772	1,199,713	6,088,456	6,859,723	1,814,617	452,231	17,625,512

Depreciation
At December 31, 2019	(360,434)	(532,019)	(1,914,789)	(2,020,767)	(6,870)	(30,386)	(4,865,265)
Additions	(15,103)	(35,589)	(144,918)	(125,050)	—	(8,282)	(328,942)
Disposals	—	315	16,960	—	—	1,442	18,717
Transfers	—	—	142	—	1,859	(7)	1,994
Effect of exchange rate fluctuations	(4,878)	(10,581)	—	—	—	(5,961)	(21,420)

At March 31, 2020	(380,415)	(577,874)	(2,042,605)	(2,145,817)	(5,011)	(43,194)	(5,194,916)

At December 31, 2019	825,931	631,843	4,085,483	4,703,555	1,502,155	404,169	12,153,136

At March 31, 2020	830,357	621,839	4,045,851	4,713,906	1,809,606	409,037	12,430,596

(i)	On March 31, 2020 and December 31, 2019, wagons and locomotives in the amount of R$ 745,203 were pledged to guarantee bank loans. (Note 5.5);

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

10.2	Intangible assets and goodwill

	Goodwill	Concession rights	Operating license	Trademarks	Customer relationships	Other	Total
Cost
At December 31, 2019	904,977	18,024,518	435,795	46,170	829,091	387,278	20,627,829
Additions	3,778	—	—	—	25,019	3,624	32,421
Business combination	90,631	—	—	—	—	—	90,631
Disposals	—	(4,352)	—	—	(25)	(6)	(4,383)
Transfers	—	76,386	—	—	(11,377)	40,983	105,992
Effect of exchange rate fluctuations	52,278	—	—	8,752	44,041	10,661	115,732

At March 31, 2020	1,051,664	18,096,552	435,795	54,922	886,749	442,540	20,968,222

Amortization
At December 31, 2019	—	(2,884,699)	(236,122)	(9,201)	(410,449)	(243,699)	(3,784,170)
Additions	—	(126,128)	—	—	(19,851)	(20,101)	(166,080)
Disposals	—	2,557	—	—	20	—	2,577
Transfers	—	(10)	—	—	5,181	842	6,013
Effect of exchange rate fluctuations	—	—	—	—	(10,849)	(5,124)	(15,973)

At March 31, 2020	—	(3,008,280)	(236,122)	(9,201)	(435,948)	(268,082)	(3,957,633)

At December 31, 2019	904,977	15,139,819	199,673	36,969	418,642	143,579	16,843,659

At March 31, 2020	1,051,664	15,088,272	199,673	45,721	450,801	174,458	17,010,589

a)	Capitalization of borrowing costs

Capitalized borrowing costs for the period ended March 31, 2020, R$ 12,273 was capitalized at an average rate of 7.55% p.a. (R$3,202 and 8.60 % p.a. on December 31, 2019).

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Amortization methods and useful lives

Intangible assets (excluding goodwill)	Annual rate of amortization	March 31, 2020	December 31, 2019
Comgás (i)	Concession term	8,111,637	8,129,822
Rumo(ii)	Concession term	6,976,633	7,009,997

		15,088,270	15,139,819
Operating license for port terminal (iii)	3.70%	199,673	199,673
Trademarks:
Comma	Undefined	45,720	36,969

		45,720	36,969
Customers relationship:
Comgás	20.00%	170,490	161,786
Moove	6.00%	280,311	256,856

		450,801	418,642
Other
Software license	20.00%	113,752	81,669
Other		60,709	61,910

		174,461	143,579
Total		15,958,925	15,938,682

(i)

Refers to the intangible asset for the public gas distribution service concession, which represents the right to charge users for the supply of gas, comprised of: (i) the concession rights recognized in the business combination and (ii) concession assets;

(ii)	Refers to the concession right agreement of Rumo Malha Norte S.A., which will be amortized until the end of the concession in 2079;
(iii)	Port operating license and customer relationships of Rumo S.A., from the business combination.

c)	Impairment testing of cash-generating units (“CGU”) goodwill

The Company annually tests the recoverable amounts of goodwill arising from business combinations. Property, plant and equipment and intangible assets with finite lives that are subject to depreciation and amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

For the purpose of impairment analysis, concession contracts were defined as cash generating units, each recorded on separated legal entities. The basis for annual assessment and testing on September 30, 2020.

During the period ended March 31, 2020, we did not identify any provisions for impairment to be recorded, so that no impairment test was necessary for property, plant and equipment and intangible assets with a defined useful life.

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

10.3	Right-of-use assets

	Land, buildings and improvements	Machinery, equipment and facilities	Railcars and locomotives	Software	Vehicles	Port and rail infrastructure	Total
Cost:
At December 31, 2019	247,430	10,718	1,038,641	66,931	14,259	3,803,954	5,181,933
Additions	22,664	4,249	—	—	—	—	26,913
Contractual adjustments	3	—	1,448	—	(421)	22,479	23,509
Disposals	(598)	—	—	—	—	—	(598)
Currency translation adjustments	4,189	333	—	—	—	—	4,522

At March 31, 2020	273,688	15,300	1,040,089	66,931	13,838	3,826,433	5,236,279

At December 31, 2019	(78,965)	(3,074)	(365,657)	(7,594)	(6,457)	(250,456)	(712,203)

Additions	(6,018)	(1,949)	(2,472)	(1,634)	(1,626)	(45,696)	(59,395)
Transfers	(2,410)	—	(12,519)	—	—	—	(14,929)
Impairment	—	—	—	—	—	(9,579)	(9,579)
Disposals	198	—	—	—	—	—	198
Currency translation adjustments	(474)	(30)	—	—	—	—	(504)

At March 31, 2020	(87,669)	(5,053)	(380,648)	(9,228)	(8,083)	(305,731)	(796,412)

At December 31, 2019	168,465	7,644	672,984	59,337	7,802	3,553,498	4,469,730

At March 31, 2020	186,019	10,247	659,441	57,703	5,755	3,520,702	4,439,867

11	Concessions payable

	March 31, 2020			December 31, 2019
	Leases	Concessions	Total	Total
Payables
Rumo Malha Sul S.A.	—	36,239	36,239	36,621
Rumo Malha Paulista S.A.	—	19,853	19,853	20,003

	—	56,092	56,092	56,624
Court discussion
Rumo Malha Paulista S.A.	1,906,059	—	1,906,059	1,870,018
Rumo Malha Oeste S.A.	1,466,648	88,722	1,555,370	1,528,238

	3,372,707	88,722	3,461,429	3,398,256
Total	3,372,707	144,814	3,517,521	3,454,880

Current			9,945	9,847

Non-current			3,507,576	3,445,033

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Judicial deposits at March 31, 2020 and December 31, 2019 concerning the above claims totaled:

	March 31, 2020	December 31, 2019
Rumo Malha Paulista S.A.	119,806	119,806
Rumo Malha Oeste S.A.	22,119	21,703

	141,925	141,509

The judicial deposits are recorded in the “regulatory” group, as described in Note 14.

12	Other taxes payable

	March 31, 2020	December 31, 2019
Tax amnesty and refinancing program—REFIS	206,621	213,360
ICMS – State VAT	165,416	161,254
COFINS – Revenue tax	79,722	84,953
PIS – Revenue tax	21,015	19,426
Social Security Charges	20,671	10,513
Withholding Income Tax	13,344	4,941
ISS – Service tax	641	578
IOF – Financial tax	830	309
Other	38,568	22,787

	546,828	518,121

Current	396,916	363,051

Non-current	149,912	155,070

13	Income tax and social contribution

a)	Reconciliation of income and social contribution tax expenses

	March 31, 2020	March 31, 2019 (Restated)
Profit before taxes	470,694	483,524
Income tax and social contribution nominal rate (34%)	(160,036)	(164,398)
Adjustments to determine the effective rate
Interest in earnings of investees (non-taxable income)	66,159	94,192
Differences in tax rates on earnings / losses of overseas companies	174,430	(11,497)
Granted income tax incentive	—	27,974
Share-based payment transactions	859	(277)
Interest on shareholders’ equity	(6,460)	(7,990)
Non-deductible expenses (donations, gifts, etc.)	4,280	(4,657)
Tax losses not recorded (i)	(34,363)	(39,413)
Goodwill amortization effect	318	318
Other	9,598	24,460

Income tax and social contribution benefit (expense)—current and deferred	54,785	(81,288)

Effective rate—%	(11.64%)	16.81%

(i)

Refers mainly to tax losses not recorded in subsidiaries of Rumo which under current conditions do not attend the requirements of future taxable profits that justify the recognition of the deferred tax assets. In accordance with Brazilian Federal Taxes rules those losses do not expire.

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Deferred income tax assets and liabilities

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	March 31, 2020	December 31, 2019
Assets credit of:
Income tax loss carry forwards	2,570,263	2,136,077
Social contribution tax loss carry forwards	940,267	779,252
Temporary differences
Foreign exchange—Loans and borrowings	1,987,984	921,811
Legal proceedings provision	304,750	305,473
Impairment provision	197,206	203,057
Provisions for employee benefits	217,701	214,496
Allowance for doubtful accounts	28,515	26,969
Regulatory asset (liability)	—	53,875
Impairment of tax credit	80,275	79,928
Share-based payment transactions	11,362	9,879
Profit sharing	14,164	63,987
Interest on preferred shareholders payable in subsidiaries	149,561	89,931
Property, plant and equipment—useful life review	413,648	408,581
Miscellaneous provisions	359,669	348,212
Other	139,392	112,240

Total	7,414,757	5,753,768
(-) Deferred taxes assets net not recognized	(2,232,052)	(2,198,164)
Liabilities credit of:
Temporary differences
Business combination—property, plant and equipment	20,175	27,666
Tax deductible goodwill	(390,249)	(390,249)
Leases	(35,133)	(36,347)
Unrealized gains on derivatives instruments (i)	(2,256,898)	(923,672)
Fair value option in loans	485,548	174,596
Income on formation of joint ventures	(1,135,036)	(1,135,036)
Business combination—Intangible asset	(3,649,900)	(3,663,085)
Other	(219,190)	114,525

Total	(7,180,683)	(5,831,602)

Total of deferred taxes recorded	(1,997,978)	(2,275,998)

Deferred income tax—Assets	1,669,363	1,607,566

Deferred income tax—Liabilities	(3,667,341)	3,883,564

(i)

In January 2020, Cosan subsidiary contributed to the capital of the subsidiary Compass Gás e Energia the investment it held in the subsidiary Comgás. As a result, the costs recorded in shareholders’ equity, derived from the goodwill paid on the acquisitions of Comgás shares in voluntary tender offer occurred during the year 2019, totaling R$ 1,321,000 capital loss. Associated with this amount, a deferred income tax loss of R$ 449,000 was recorded. On the other hand, deferred income tax liabilities were recorded, canceling the effect of the result in the accounting, to be reversed when the future write-off of said goodwill.

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

c)	Analytical movement in deferred tax

Assets	Tax loss and negative basis	Post- employment obligations	Employee benefits	Provisions	Property	Other	Unregistered credits	Total
Balance on January 1, 2020	2,915,329	214,496	73,866	963,639	408,581	1,177,857	(2,218,619)	3,535,149
Credited to the profit for period	595,201	3,205	(48,340)	6,776	5,067	(28,559)	(42,830)	490,520
Other comprehensive income (loss)	—	—	—	—	—	61,466	—	61,466
Exchange differences	—	—	—	—	—	1,066,173	(23,155)	1,043,018

Balance on March 31, 2020	3,510,530	217,701	25,526	970,415	413,648	2,276,937	(2,284,604)	5,130,153

Liabilities	Effects on the formation of jointly-owned subsidiaries	Intangible	Unrealized income from derivatives	Leases	Debt Fair Value Adjustment	Other	Unregistered credits	Total
Balance on January 1, 2020	(1,135,036)	(3,663,085)	(923,672)	(36,347)	174,596	(248,058)	20,455	(5,811,147)
Credited to the profit for period	—	13,185	(1,333,226)	1,325	310,952	(341,072)	32,097	(1,316,739)
Other comprehensive income (loss)	—	—	—	(111)	—	334	—	223
Business combination	—	—	—	—	—	(468)	—	(468)

Balance on March 31, 2020	(1,135,036)	(3,649,900)	(2,256,898)	(35,133)	485,548	(589,264)	52,552	(7,128,131)

The Company expects to realize the full deferred tax on tax losses and social contribution.

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

14	Provision for legal proceedings and judicial deposits

The Company had provision for legal proceedings and judicial deposits recorded in the financial position at March 31, 2020 and December 31, 2019 in respect of:

	Provision for legal proceedings		Judicial deposit
	March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019
Tax	591,865	589,180	450,304	476,706
Civil, environmental and regulatory	336,395	332,527	216,428	220,933
Labor	425,875	432,464	251,262	245,818

	1,354,135	1,354,171	917,994	943,457

Changes in provision for legal proceedings:

	Tax	Civil, environmental and regulatory	Labor	Total
At December 31, 2019	589,180	332,527	432,464	1,354,171
Provisions	204	2,687	14,662	17,553
Settlement / Write-offs	(234)	(6,856)	(26,221)	(33,311)
Interest and exchange variation (i)	2,715	8,037	4,970	15,722

At March 31, 2020	591,865	336,395	425,875	1,354,135

(i)	Includes interest reversal.

The Company’s debts with legal proceedings are secured by assets, cash deposit, bank guarantee or insurance guarantee.

The subsidiary Cosan S.A. has indemnity actions in addition to those mentioned, which, since they are considered probable, were not recorded because they represent contingent assets.

a)	Probable losses

Tax: The principal tax proceedings for which the risk of loss is probable are described below:

	March 31, 2020	December 31, 2019
Compensation with FINSOCIAL	294,411	293,291
INSS—Social security	96,685	95,979
State VAT—ICMS credit	98,060	97,534
PIS and COFINS	2,902	2,889
IPI—Excise tax credit—NT	53,950	53,693
Federal income taxes	1,714	1,707
Other	44,143	44,087

	591,865	589,180

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Civil, regulatory, environmental and other claims: Company and its subsidiaries are parties to a number of civil legal claims related to (i) indemnity for material and moral damages; (ii) termination of different kinds of agreements (iii) public civil claims related to sugarcane stubble burning; and (iv) compliance with terms of conduct adjustment, among other issues.

Labor claims: Cosan and its subsidiaries are also parties to a number of labor claims filed by former employees and service providers challenging, among other matters, the payment of overtime, night shift premiums and risk premiums, the recognition of employment relationships and the reimbursement of discounts from payroll, such as social contribution and trade union charges. Additionally, we are involved in several labor administrative and judicial proceedings such as labor investigations and class actions filed by the labor prosecutor’s office regarding alleged non-compliance with certain labor regulations, including work and safety rules, labor conditions and work environment, and social assistance plans. Moreover, we entered into certain consent orders (Termos de Ajustamento de Conduta) with Brazilian authorities and in the event, we fail to comply with such consent orders, we could be subject to fines.

b)	Possible losses

The principal proceedings for which we deem the risk of loss as possible are described below:

	March 31, 2020	December 31, 2019
Civil	3,611,219	3,493,260
Labor	963,203	968,426
Tax	12,889,500	11,382,113
Regulatory	825,400	860,025
Environmental	684,802	679,621

	18,974,124	17,383,445

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Tax:

	March 31, 2020	December 31, 2019
ICMS—State VAT	2,868,376	2,869,089
Federal income taxes (i)	4,943,504	3,619,834
IRRF—Withholding tax	1,214,190	1,030,981
PIS and COFINS—Revenue taxes	1,536,896	1,529,885
INSS—Social security and other	212,119	226,857
Goodwill Rumo	84,167	83,734
IPI—Excise tax credit—NT	453,373	451,781
Penalties related to tax positions	486,924	483,577
MP 470—Tax installments	228,630	304,961
Foreign financial operation	28,855	28,701
Compensation with IPI—IN 67/98	182,340	181,655
Stock option	70,438	70,072
Financial transactions tax on loan	53,973	53,765
Other	525,715	447,221

	12,889,500	11,382,113

(i)

Tax assessment notices drawn up by the Federal Revenue Service, for the collection of IRPJ and CSLL related to the calendar years 2015 and 2016, questioning the deductibility of goodwill amortization expenses. The tax assessment notices are being challenged / appealed at the administrative level.

c)	Contingent assets

The Company has indemnity claims whose realization of income is not virtually certain and, therefore represents contingent assets not recognized in financial statements. It is not yet possible to estimate of their financial effect.

15	Shareholders’ equity

a)	Share capital

At March 31, 2020, Cosan Limited’s share capital is composed of the following:

Shareholders—Common shares	Class A common shares	%	Class B common shares	%
Controlling group	20,390,736	14.35%	96,332,044	100%
Renaissance Technologies LLC	9,003,251	6.34%	—	—
M&G Investment Management Limited	60,120	0.04%	—	—
Free Float	96,023,152	67.57%	—	—

Total shares outstanding	125,477,259	88.29%	96,332,044	100%

Treasury shares	16,638,275	11.71%	—	—
Total	142,115,534	100.00%	96,332,044	100%

b)	Treasury shares

The Company holds 16,638,275 Class A treasury shares on March 31, 2020 and December 31, 2019, with a market value of US$ 12.30 and US$ 22.84 respectively.

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

c)	Other comprehensive (loss) income

	December 31, 2019	Comprehensive (loss) income	March 31, 2020
Loss on cash flow hedge in joint ventures	(790,403)	(155,634)	(946,037)
Foreign currency translation effects	49,281	(179,610)	(130,329)
Actuarial loss on defined benefit plan	(180,958)	4	(180,954)
Financial instruments with subsidiaries	15,000	—	15,000
Change in fair values of financial assets	1,277	—	1,277

Total	(905,803)	(335,240)	(1,241,043)

Attributable to:
Owners of the Company	(805,471)	(524,765)	(1,330,236)
Non-controlling interests	(100,332)	189,525	89,193

16	Earnings per share

The Company’s subsidiaries have two categories of potential dilutive effects: share options and put options. For the share options, a calculation is done to determine the effect of the dilution in the profit attributable to shareholders of the parent due the exercise of the share options at subsidiaries. For the put option, is assumed to have been converted into ordinary shares, and the profit attributable to shareholders of the parent is adjusted.

The following table sets forth the calculation of earnings per share (in thousands of Brazilian reais, except per share amounts):

	March 31, 2020	March 31, 2019 (Restated)
Profit attributable from to ordinary equity holders for basic earnings—basic	646,653	190,216
Profit attributable from to ordinary equity holders for basic earnings—continued operation—basic	646,653	196,023
Effect of dilution:
Dilutive effect of subsidiary’s stock option plan	(1,046)	(705)
Profit attributable to ordinary equity holders adjusted for the effect of dilution	645,607	189,511

Profit attributable to ordinary equity holders adjusted for the effect of dilution—Continued operation	645,607	195,318

Weighted-average number of shares outstanding (In thousands of shares)
Basic	221,809	230,448
Dilutive effect of stock option plan	7,844	9,451

Dilutive	229,653	239,899
Earnings per share
Basic earnings per share	R$ 2.9154	R$ 0.8254
Diluted earnings per share	R$ 2.8112	R$ 0.7900
Earnings per share from continued operation
Basic earnings per share	R$ 2.9154	R$ 0.8506
Diluted earnings per share	R$ 2.8112	R$ 0.8142

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

17	Net sales

Accounting policy (new operations)

The Company recognizes revenue from the supply and supply of electricity at the fair value of the consideration, through the delivery of electricity in a given period. The volume of energy delivered to the buyer is determined on a monthly basis. Customers obtain control of electricity from the moment they consume it. Invoices are issued monthly and are usually paid within 30 days of being issued.

Revenue is recognized based on the energy sold and at prices specified under the terms of supply and supply contracts. The subsidiary will be able to sell the energy in two environments: (i) in the Free Contracting Environment (FCE), where the sale of electric energy occurs through the free negotiation of prices and conditions between the parties, through bilateral contracts; and (ii) at Regulated Contracting Environment (RCE), where electricity is sold to distribution agents.

(a)	Short-term market

The Company recognizes revenue at the fair value of the consideration receivable when transactions in the short-term market occur. The price of energy in these operations is characterized by the link with the Differences Settlement Price – PLD (short-term price).

(b)	Trading operations

Energy trading operations are traded on an active market and, for accounting measurement purposes, they meet the definition of financial instruments at fair value.

The subsidiary recognizes revenue when the energy is delivered to the customer at the fair value of the consideration. In addition, unrealized net gains resulting from mark-to-market—difference between contracted and market prices - from open net contracted operations on the date of the financial statements are recognized as revenue.

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

The following is an analysis of the Company’s revenue for the period from continuing operations:

	March 31, 2020	March 31, 2019 (Restated)
Gross revenue from sales of products and services	5,706,284	5,442,851
Construction revenue	197,221	159,936
Indirect taxes and deductions	(981,000)	(882,881)

Net sales	4,922,505	4,719,906

In the following table, revenue is disaggregated by products and service lines and timing of revenue recognition:

	March 31, 2020	March 31, 2019 (Restated)
At a point in time
Gas and Energy—Gas distribution	2,095,755	1,886,754
Gas and Energy—Commercialization of energy	182,369	13,362
Moove —Lubricants and basic oil	1,004,744	1,027,575

	3,282,868	2,927,691
Over time
Logistic—Transportation	1,360,404	1,568,425
Logistic—Port elevation	63,159	66,521
Gas and Energy—Construction revenue	197,221	159,936
Other services	26,515	6,765

	1,647,299	1,801,647
Elimination	(7,662)	(9,432)

Total of net sales	4,922,505	4,719,906

18	Costs and expenses by nature

The costs and expenses are presented in the statement of profit and loss by function. The reconciliation of income by nature/purpose is as follows:

	March 31, 2020	March 31, 2019 (Restated)
Raw materials	(2,070,069)	(1,999,158)
Transportation expenses	(567,344)	(608,338)
Depreciation and amortization	(538,920)	(561,972)
Salaries and wages	(399,279)	(374,956)
Construction cost	(197,221)	(159,936)
Expenses with third-party services	(159,761)	(140,716)
Selling expenses	(4,976)	(8,874)
Other	(196,565)	(137,471)

	(4,134,135)	(3,991,421)
Cost of sales	(3,550,211)	(3,469,327)
Selling expenses	(288,605)	(264,130)
General and administrative expenses	(295,319)	(257,964)

	(4,134,135)	(3,991,421)

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

19	Other income (expenses), net

	March 31, 2020	March 31, 2019 (Restated)
Contractual obligations for sales of credit rights (ii)	(68,311)	—
Recovering tax credits	11,676	—
Revenue from sale of scrap	7,252	9,234
Gain on litigation indemnification	—	50,284
Loss on disposal of non-current assets and intangibles	(552)	(6,364)
Depreciation of right-of-use (i)	(24,206)	—
Settlement of disputes in the renewal process (iii)	(63,509)	—
Net effect of legal proceedings, recoverable and tax installments	(25,822)	(45,724)
Other	35,610	(8,718)

	(127,862)	(1,288)

(i)	Depreciation cost of the grant of “Malha Central” (subsidiary in pre-operating phase).
(ii)

On December 21, 2017, the subsidiary Cosa S.A. entered into a “Credit Rights Assignment and Other Covenants Agreement”. In return, it received R$ 1,340,000 (“acquisition price”), resulting from certain indemnity actions. In addition to the acquisition price, Cosan S.A. will be entitled to additional payments related to these credit rights, provided that its result is positive. The additional payment will be determined by applying 95% of the difference between the net amount received from the Union’s credit rights by the transferee, less the return of the transferees. Being recognized in the results only upon receipt.

In September and December 2019, there was an assignment of the additional payment mentioned in the previous paragraph, plus credit related to the portion of the controversial share of the action of Açucareiro Corona S.A.

In both contracts there are clauses of the Company’s obligations towards buyers, in the event of any discounts, retentions or compensations that may be promoted by Copersucar, higher than certain percentages, in which the Company will indemnify buyers.

On January 2, 2020, the first installment of the second precatory and second installment of the first precatory was received, with Copersucar retaining the amount referring to taxes, expenses and other withholdings. The Company indemnified the Buyers at R$ 132,200 on February 11, 2020, as represented in the cash flow statement, comprising: (i) R$ 28,700 taxes and expenses; (ii) R$ 103,500 other retentions. Copersucar retained the credit for Corona’s share to cover the interest that will be incurred.

In relation to the other retentions, accounts receivable were created against Copersucar, referring to the reimbursement of the installments received from the court orders, totaling R$ 134,903, consisting of: (i) the first installment of the first court order R$ 31,403 recorded in May 2019; and (ii) first installment of the second precatory and second installment of the first precatory in the total amount of R$ 103,500 recorded in February 2020.

On March 31, 2020, the Company made a provision of R$ 68,311 related to the taxes and expenses of the installments falling due that the Company will have to indemnify the Fund for the remaining installments of the first precatory and the second precatory.

(iii)

Administrative and judicial disputes involving the Concession Grantor and Malha Paulista, whose discussion the Company waived as a prerequisite for the conclusion of the concession’s early renewal process, one of the requirements imposed by the Federal Court of Audit (TCU).

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

20	Finance results

Foreign currency gains and losses on financial assets and financial liabilities are reported on a net basis as either finance income or finance cost depending on whether the net foreign currency fluctuations result in a gain or loss position.

Details of finance income and costs are as follows:

	March 31, 2020	March 31, 2019 (Restated)
Cost of gross debt
Interest on debt	(435,845)	(362,284)
Monetary and exchange rate variation	(3,157,849)	(71,646)
Derivatives and fair value measurement	3,409,919	64,590
Amortization of borrowing costs	(15,342)	(14,313)
Finance and warranties on debt	(9,327)	(19,792)

	(208,444)	(403,445)
Income from financial investment and exchange rate in cash and cash equivalents	79,229	88,127

	79,229	88,127

Cost of debt, net	(129,215)	(315,318)
Other charges and monetary variations
Interest on other receivables	37,363	22,019
Interest on other liabilities	(7,397)	(15,416)
Monetary variation on leases and concessions agreements	(34,792)	(48,611)
Monetary variation on leases	(135,664)	(48,433)
Interest on contingencies and contracts	(79,642)	(89,006)
Bank charges and other	(21,527)	(24,710)
Exchange variation	(13,525)	85

	(255,184)	(204,072)

Finance results, net	(384,399)	(519,390)

Reconciliation
Finance expense	(2,227,634)	(804,034)
Finance income	470,447	126,416
Foreign exchange, net	(3,201,440)	(70,817)
Derivatives	4,574,228	229,045

Finance results, net	(384,399)	(519,390)

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

21	Financial risk management

a)	Market risk

The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The Company uses derivatives to manage market risks. All such transactions are carried out within the guidelines set by the risk management committee. Generally, the Company seeks to apply hedge accounting to manage volatility in profit or loss.

i.	Foreign exchange risk

At March 31, 2020 and December 31, 2019, the Company had the following net exposure to the exchange rate variations on assets and liabilities denominated in U.S.Dollar (U.S.$.) and Euro (EUR):

	March 31, 2020	December 31, 2019
Cash and cash equivalents	1,678,916	901,718
Trade receivables	35,649	22,771
Trade payables	(126,240)	(86,732)
Loans, borrowings and debentures	(21,905,736)	(16,245,131)
Leases	(73,639)	(65,348)
Contingent consideration payable	(202,261)	(184,370)
Derivative financial instruments (notional)	18,281,530	13,621,791

Foreign exchange exposure, net	(2,311,781)	(2,035,301)

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

The sensitivity of profit or loss to changes in the exchange rates arises mainly from U.S. Dollar denominated financial instruments and the impact on other components of equity arises from foreign forward exchange contracts designated as cash flow hedges though its joint ventures.

A reasonably possible strengthening (weakening) of the real to U.S. dollar and Euro at December 31, 2020 would have affected the measurement of financial instruments denominated in a foreign currency and affected equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecast sales and purchases. Stressed scenarios (positive and negative effects, before tax effects) were defined based on changes of a 25% and 50% to the U.S. dollar and Euro exchange rates used in the probable scenario. The Company’s exposure to foreign currency changes for all other currencies is not material.

			Variation scenario
Instrument	Risk factor	Probable	25%	50%	-25%	-50%
Cash and cash equivalents	Currency fluctuation	(158,143)	167,821	319,260	(396,844)	(635,545)
Trade receivables	Currency fluctuation	17,076	24,722	32,368	9,430	1,784
Trade payables	Currency fluctuation	(94,052)	(121,127)	(148,203)	(66,977)	(39,901)
Exchange rate derivatives	Currency fluctuation	850,549	4,299,574	7,726,586	(2,554,447)	(5,981,459)
Loans, borrowings and debentures	Currency fluctuation	3,113,540	(1,679,961)	(6,428,794)	7,563,786	12,312,619
Leases	Currency fluctuation	10,464	(5,330)	(21,124)	26,258	42,052
Contingent consideration payable	Currency fluctuation	(173,521)	(216,901)	(260,281)	(130,141)	(86,761)

Impacts on profit or loss		3,565,913	2,468,798	1,219,812	4,451,065	5,612,789

The probable scenario considers the estimated exchange rates, made by a specialized third part, at the due date of the transactions for the companies with functional currency Real (positive and negative, before tax effects), as follows:

	Exchange rate sensitivity analysis (R$/U.S.$) and (R$/Euro)
		Scenario
	March 31, 2020	Probable	25%	50%	-25%	-50%
U.S.$	5.1987	4.4600	5.5750	6.6900	3.3450	2.2300
Euro	5.7264	4.8600	6.0750	7.2900	3.6450	2.4300

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

ii.	Interest rate risk

The Company and its subsidiaries monitor the fluctuations in variable interest rates in connection with its borrowings, especially those that accrue interest using LIBOR, and uses derivative instruments in order to minimize variable interest rate fluctuation risks.

A sensitivity analysis on the interest rates on loans and borrowings in compensation for the CDI investments with pre-tax increases and decreases of 25% and 50% is presented below:

	Variation scenario
Exposure interest rate	Probable	25%	50%	-25%	-50%
Cash and cash equivalents	200,319	317,296	367,329	83,311	33,236
Marketable securities	79,184	106,041	118,757	52,287	39,572
Consideration asset	57,882	72,352	86,823	43,412	28,941
Restricted cash	4,733	5,916	7,099	3,550	2,366
Leases	(478,616)	(480,790)	(482,964)	(476,443)	(474,269)
Derivative financial instruments	29,920	2,040,741	1,599,513	3,076,938	3,689,663
Loans, borrowings and debentures	(1,458,002)	(724,865)	(821,120)	(532,362)	(436,100)
Other financial liabilities	(138,963)	(173,704)	(208,445)	(104,222)	(69,482)

Impacts on profit or loss	(1,703,543)	1,162,987	666,992	2,146,471	2,813,927

The probable scenario considers the estimated interest rate, made by a specialized third part and Central Bank of Brazil (Banco Central do Brasil), or BACEN, as follows:

	Probable	25%	50%	-25%	-50%
SELIC	3.65%	4.56%	5.48%	2.74%	1.83%
CDI	3.65%	4.56%	5.48%	2.74%	1.83%
TJLP462 (TJLP + 1% p.a.)	6.10%	7.38%	8.65%	4.83%	3.55%
TJLP	5.10%	6.38%	7.65%	3.83%	2.55%
IGPM	3.51%	4.39%	5.27%	2.64%	1.76%
IPCA	3.12%	3.90%	4.68%	2.34%	1.56%
Fed Funds	0.15%	0.19%	0.23%	0.11%	0.08%
Libor	0.54%	0.68%	0.81%	0.41%	0.27%

iii.	Price risk

As of January 2020, the Company entered the energy trading market, with the objective of obtaining results with variations in the price of energy, within the limits of risk and pre-established counterparties by Management, exposing the Company to risk price of this commodity.

Equity position and unrealized gains on energy trading operations, net. Trading operations are traded on an active market and recognized at fair value through profit or loss, based on the difference between the contracted price and the market price of the open contracts on the balance sheet date.

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

This fair value is estimated, in large part, in the price quotations used in the active over-the-counter market, insofar as such observable market data exist, and, to a lesser extent, by the use of valuation techniques that consider prices established in operations of purchase and sale and market prices projected by specialized entities, in the period of availability of this information.

The equity balances referring to the open trading transactions are shown below.

	March 31, 2020
	Assets	Liabilities	Net gain
Trading operations	70,148	(34,748)	35,400

The change in balances related to open trading transactions is as follows:

The main risk factor that impacts the pricing of trading operations is exposure to energy market prices. The scenarios for sensitivity analysis for this factor are prepared using market data and specialized sources, considering future prices, applied to the market curves of March 31, 2020, as follows:

	Variation scenario
	Probable	25%	50%	-25%	-50%
Unrealized gains on trading operations	35,400	25,077	14,753	45,658	55,699

	35,400	25,077	14,753	45,658	55,699

b)	Credit risk

The Company’s regular operations expose it to potential defaults when customers, suppliers and counterparties are unable to comply with their financial or other commitments. The Company seeks to mitigate this risk by entering into transactions with a diverse pool of counterparties. However, the Company continues to remain subject to unexpected third party financial failures that could disrupt its operations. The exposure to credit risk was as follows:

	March 31, 2020	December 31, 2019
Cash and cash equivalents	6,984,529	8,472,274
Trade receivables	2,169,425	3,115,503
Marketable securities	2,183,496	1,814,394
Derivative financial instruments	8,253,289	3,824,410
Receivables from related parties	185,877	173,341
Dividends receivable	44,301	23,252
Restricted cash	129,667	147,910

	19,950,584	17,571,084

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

The Company is also exposed to risks in connection with its cash management activities and temporary investments.

Liquid assets are invested primarily in government security and other investments in Banks with a minimum grade of “A.” Credit risk from balances with banks and financial institutions is managed by the Company’s treasury department in accordance with the Company’s policy.

Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty. Counterparty credit limits are reviewed on an annual basis and may be updated throughout the period. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through potential counterparty’s failure to make payments. The credit risk on cash and cash equivalents, marketable securities, restricted cash and derivative financial instruments are determined by rating instruments widely accepted by the market and are arranged as follows:

	March 31, 2020	December 31, 2019
AAA	16,203,995	11,538,846
AA	1,332,915	4,021,251

	17,536,910	15,560,097

c)	Liquidity risk

The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

The financial liabilities of the Company sorted by due dates (based on undiscounted cash flows contracted) are as follows:

	March 31, 2020					December 31, 2019
	Up to 1 year	1—2 years	3—5 years	More than 5 years	Total	Total
Loans, borrowings and debentures	(4,559,755)	(3,908,754)	(19,713,879)	(19,420,656)	(47,603,044)	(42,443,289)
Trade payables	(2,273,205)	—	—	—	(2,273,205)	(2,190,264)
Other financial liabilities	(430,860)	—	—	—	(430,860)	(543,879)
Tax installments—REFIS	(8,634)	(4,597)	(9,274)	(183,939)	(206,444)	(207,416)
Leases	(748,514)	(711,334)	(2,055,128)	(8,239,912)	(11,754,888)	(11,666,959)
Payables to related parties	(402,978)	—	—	—	(402,978)	(392,458)
Dividends payable	(203,105)	—	—	—	(203,105)	(214,104)
Preferred shareholders payable	—	—	(650,819)	—	(650,819)	(611,537)

	(8,627,051)	(4,624,685)	(22,429,100)	(27,844,507)	(63,525,343)	(58,269,906)

22	Post-employment benefits

	March 31, 2020	December 31, 2019
Defined contribution
Futura II	362	361
Defined benefit
Futura	74,799	74,093
Comgás	632,889	630,549

	707,688	704,642

	708,050	705,003

During the period ended March 31, 2020, the amount of sponsor contributions to the plans was R$ 10,498 (R$ 8,462 on December 31, 2019).

23	Share-based payment

The plans have been administered by the Board of Directors, at its option, by a Committee, within the limits established in the guidelines for the elaboration and structuring of each plan and in the applicable legislation.

The detail of plans, including the quantity of granted shares and expected life in years is as follow:

a)	Description of share-based payment arrangements

According to the plan, eligible employees can receive common shares annually without payment in cash. The number of shares issued to program participants is the value of the offer divided by the weighted average price at which the Company’s shares are traded on the Stock Exchange. For share-based compensation settled with shares, the expense is based on the date of granting the fair value of the premiums that must be

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

acquired during the grace period. For awards with graduated vesting, the fair value of each tranche is recognized during the respective grace period. At the end of each reporting period, the Company reassesses its estimates of the number of premiums that must be acquired and recognizes the impact of the revisions in the income statement.

The Black-Scholes methodology was used to calculate the fair value under the terms of the Share-Based Compensation Plan.

Type of award / Grant date	Company	Expected life (years)	Granted	Exercised / canceled / transferred	Available
Stock grant programs
April 27, 2017	Cosan S.A.	5	274,000	(76,900)	197,100
July 31, 2017	Cosan S.A.	5	298,107	(78,948)	219,159
July 31, 2018	Cosan S.A.	5	210,602	—	210,602
July 31, 2019	Cosan S.A.	5	31,031	—	31,031

			813,740	(155,848)	657,892
April 20, 2017	Comgás	5	61,300	(4,725)	56,575
August 12, 2017	Comgás	5	97,780	(6,000)	91,780
August 1, 2018	Comgás	5	96,787	—	96,787
July 31, 2019	Comgás	5	83,683	—	83,683

			339,550	(10,725)	328,825
October 1, 2015	Rumo S.A	5	1,485,900	(258,300)	1,227,600
January 2, 2017	Rumo S.A	5	1,476,000	(226,900)	1,249,100
September 1, 2017	Rumo S.A	5	870,900	(131,300)	739,600
August 1, 2018	Rumo S.A	5	1,149,544	(155,621)	993,923
August 15, 2019	Rumo S.A	5	843,152	(18,367)	824,785

			5,825,496	(790,488)	5,035,008
August 18, 2017	Cosan Limited	5	3,530,163	(3,530,163)	—
Stock grant—Modification
August 18, 2011—(B)	Cosan S.A.	1 to 12	1,501,626	(1,050,752)	450,874
December 12, 2012—(C)	Cosan S.A.	1 to 7	24,647	(24,647)	—
April 24, 2013 (i)	Cosan S.A.	5 to 7	122,123	(116,802)	5,321
April 25, 2014 (ii)	Cosan S.A.	5 to 7	283,808	(273,056)	10,752
August 31, 2015	Cosan S.A.	5 to 7	463,906	(157,242)	306,664

			2,396,110	(1,622,499)	773,611
August 18, 2011—(B)	Cosan Logística	1 to 12	162,464	(79,448)	83,016
December 12, 2012—(C)	Cosan Logística	1 to 7	277	(277)	—
April 24, 2013	Cosan Logística	5 to 7	1,926	(1,806)	120
April 25, 2014	Cosan Logística	5 to 7	23,682	(22,396)	1,286

			188,349	(103,927)	84,422
Cash-settled transactions
September 21, 2017	Cosan Limited	5	255,000	—	255,000
July 31, 2019	Moove	5	132,670	—	132,670

Total			13,481,078	(6,213,650)	7,267,428

(i)	On January 23, 2020, 9,579 shares were delivered, equivalent to the amount of R$ 333.
(ii)	On March 5, 2020, 21,504 shares were delivered, equivalent to the amount of R$ 748.

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Reconciliation of outstanding share options

The movement in the number of awards outstanding and their related weighted-average exercise prices are as follows:

	Stock option programs	Stock grant programs	Total
At December 31, 2019	150,662	7,501,866	7,652,528
Vested	—	(125,024)	(125,024)
Cancelled	—	(109,414)	(109,414)

At March 31, 2020	150,662	7,267,428	7,418,090

c)	Expense recognized in profit or loss

Share-based compensation expense included in the statement of profit and loss for the period ended March 31, 2020 and 2019 was as follows:

	Stock option programs	Stock grant programs	Total
March 31, 2019	814	14,424	15,238

March 31, 2020 (i)	474	18,250	18,724

(i)	Incremental cost was recognized in income for the period.

24	Operation discontinued

On December 2, 2019, the subsidiary Cosan S.A. sold its interest in Cosan Biomassa S.A. to the joint venture Raízen Energia S.A. for R$ 1 (One Real). Considering the unsecured liability of R$47,531, plus the 11-month result of this entity of R$ 15,386 and other transaction expenses of R$21,124, generating a gain in the amount of R$11,021.

Accordingly, as presented below and also required by IFRS 5—Non-current assets held for sale and discontinued operations -, the Company is changing the presentation of its income statements and cash flow statements for the period ended on March 2019.

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	March 31, 2019 (Published)	Discontinued operation	March 31, 2019 (Restated)
Gross profit	1,250,885	(306)	1,250,579
Selling, general and administrative expenses	(522,507)	413	(522,094)
Other income (expenses), net	(5,069)	3,781	(1,288)

Profit before equity in earnings of investees, finance results and taxes	723,309	3,888	727,197

Interest in earnings of associates	(26,798)	(1,318)	(28,116)
Interest in earnings of joint ventures	303,833	—	303,833

Equity in earnings of investees	277,035	(1,318)	275,717
Finance results, net	(522,627)	3,237	(519,390)

Profit before taxes	477,717	5,807	483,524
Income taxes	(81,288)	—	(81,288)

Profit from continuing operations	396,429	5,807	402,236

Loss from discontinued operations, net of taxes	—	(5,807)	(5,807)

Profit for the period	396,429	—	396,429

Profit attributable to:
Owners of the Company	190,216	—	190,216
Non-controlling interests	206,213	—	206,213

	396,429	—	396,429

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	March 31, 2019 (Published)	Discontinued operation	March 31, 2019 (Restated)
Cash flows from operating activities
Profit before taxes	477,717	5,807	483,524
Adjustments for:
Depreciation and amortization	562,804	(832)	561,972
Interest in earnings of associates	26,798	1,318	28,116
Interest in earnings of joint ventures	(303,833)	—	(303,833)
Indexation charges, interest and exchange, net	567,385	(3,529)	563,856
Provisions for employee benefits	49,707	101	49,808
Other	(33,551)	(10)	(33,561)

	1,347,027	2,855	1,349,882
Changes in:
Trade receivables	(271,634)	(8,058)	(279,692)
Inventories	(23,622)	(1,193)	(24,815)
Current tax, net	48,017	257	48,274
Related parties, net	1,459	(1,570)	(111)
Trade payables	45,153	1,516	46,669
Employee benefits	(165,487)	840	(164,647)
Other assets and liabilities, net	(99,398)	464	(98,934)
Discontinued operation	—	4,899	4,899
Other	(126,919)	(10)	(126,929)

Net cash generated by operating activities	754,596	—	754,596
Marketable securities	1,470,693	(833)	1,469,860
Additions to property, plant and equipment, intangible assets, contract assets and right to use	(693,862)	254	(693,608)
Discontinued operation	—	579	579
Other	195,502	—	195,502

Net cash used in investing activities	972,333	—	972,333
Loans, borrowings and debentures raised	3,027,460	—	3,027,460
Amortization of principal on loans, financing and debentures	(1,527,277)	3,738	(1,523,539)
Payment of interest on loans, borrowings and debentures	(508,685)	2,447	(506,238)
Derivative financial instruments, net	(750)	64	(686)
Discontinued operation	—	(6,249)	(6,249)
Other	(1,669,897)	—	(1,669,897)

Cash flow from financing activities	(679,149)	—	(679,149)
Increase (decrease) in cash and cash equivalents	1,047,780	—	1,047,780
Cash and cash equivalents at beginning of period	3,621,798	—	3,621,798

Effect of exchange rate fluctuations on cash held	(8,019)	—	(8,019)

Cash and cash equivalents at end of period	4,661,559	—	4,661,559

25	Subsequent events

25.1	Covid-19

Based on the information available, we present the below a summary of the main effects of the Covid-19 pandemic on our results of operations in March and April 2020:

•

Raízen Combustíveis. Gasoline and ethanol sales decreased by as much as 50% and diesel sales decreased by 25%. In the aviation segment, demand was adversely affected by the reduction of flights by Raízen Combustíveis’s main customers, and sales decreased by as much as 80%.

•

Raízen Energia. Demand for ethanol decreased in line with the lower demand for fuels. Sales of sugar had already decreased for the 2020/21 harvest-year that recently began, with no significant impact on marketing strategy.

•

Cosan Logística. Rumo experienced an increase in the volume of soybeans transported following an increase in Brazilian grain exports that became more competitive due to the devaluation of the Brazilian real.

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

•

Comgás. Demand for natural gas in the industrial segment has decreased by as much as 40%, concentrated in certain sectors that have suspended or reduced their activities. In the commercial segment, demand has decreased by as much as 60%, while in the residential segment, demand has increased by approximately 10% due to social distancing measures.

•	Moove. Demand for lubricants has decreased by approximately 50% in recent weeks, both in Brazil and in other countries in which we operate

In addition, in April 2020 we drew down a total amount of approximately R$4,430,200 from certain of our financing facilities, in order to strengthen our working capital and financial condition in the context of the Covid-19 pandemic. We assess liquidity needs in a timely and cautious manner and reinforce our cash position in operations. We reaffirm our commitment to society, acting actively in several regions with donations and initiatives to maintain the safety and health of our stakeholders, ensuring that our essential operations continue to supply the country, in addition to being pioneers in the movement of not firing at this team.

25.2	Cosan Limited

Shares purchase and derivatives negotiation plan

On April 9, 2020, the Company entered into a shares purchase and derivatives negotiation plan, or the Total Return Swap, with Banco Santander (Brasil) S.A. – Cayman Branch and Santander Fundo de Investimento Amazonas Multimercado Crédito Privado Investimento no Exterior. Pursuant to the Total Return Swap, the Santander Fund will be able to purchase, on its own behalf, common shares issued by Cosan S.A., and Santander Cayman will be able to enter into equity swap transactions on its own behalf and on our behalf in connection with such shares. The maximum aggregate amount of derivatives which may be negotiated pursuant to the Total Return Swap and the maximum aggregate number of underlying Cosan S.A. shares thereunder are R$600,000 and 19,500,000, respectively. On May 31, 2020, derivatives in an aggregate amount of R$515,955 involving the equivalent to 8,729,100 Cosan S.A. shares had been entered into pursuant to the total return swap.

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

25.3	Cosan S.A.

Assignment of credit rights

On April 2, 2020, funds from the credit assignment agreement were released, according to note 18, by Copersucar to the subsidiary, in the amount of R$ 130,923. The additional amount of R$ 3,980 will be released until December 31, 2020.

Ordinary Tariff Review – Comgás

On December 6, 2019, the Sanitation and Energy Regulatory Agency for the state of São Paulo (Agência Reguladora de Energia de São Paulo), or “ARSESP,” published Resolution No. 933, which approved the amount of R$683,358 plus monetary adjustment since April 2018, as a result of the Third Ordinary Tariff Review, to be applied to the value of the assets returned by Comgás, upon termination of the concession, or to any amounts payable by Comgás if the concession is renewed, or in connection with any renewal of the concession agreement, as it comes to be defined by ARSESP, according to Resolution No. 995 of May 27, 2020. With the publication of the aforementioned resolution, there are no more ongoing discussions regarding tariffs related to previous periods with ARSESP. The amount indicated in this resolution was not recognized in our financial statements because it does not comply with accounting standards.

25.4	Cosan Logística

Extension of the Malha Paulista concession agreement

On May 27, 2020, Rumo entered into an amendment to the concession agreement relating to Malha Paulista with the Brazilian Transportation Authority (Agência Nacional de Transporte Terrestre), or “ANTT.” The amendment was reviewed and authorized by the Federal Accounting Court (Tribunal de Contas da União), or “TCU,” pursuant to a decision issued on May 20, 2020. As a result, the term of the Malha Paulista concession is expected to be extended to 2058, provided that Rumo complies with certain obligations.

Furthermore, the new grant amount for the concession will be approximately R$2,911,965 (as of December 2017), to be paid in quarterly installments over the course of the agreement’s term, which is expected to expire in 2058, and investments to be made are estimated by the ANTT at R$6,100,000 (as of December 2017) over the same period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 4, 2020

COSAN LIMITED

By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins Title: Chief Financial Officer